

2022 ANNUAL REPORT

CHEMED

CHEMED CORPORATION

VITAS® Healthcare

ROTO-ROOTER® PLUMBING & WATER CLEANUP



Publicly traded on the New York Stock Exchange under the symbol CHE, Chemed Corporation operates through two wholly owned subsidiaries, VITAS Healthcare Corporation and Roto-Rooter. VITAS is the nation's largest provider of end-of-life hospice care, and Roto-Rooter is North America's largest provider of plumbing and drain cleaning services. Founded in 1971, Chemed is headquartered in Cincinnati, Ohio.



VITAS focuses on noncurative hospice care that helps make terminally ill patients' final days as comfortable and pain free as possible. Through its teams of nurses, home health aides, doctors, social workers, clergy, and volunteers, VITAS provides direct medical services to patients, as well as spiritual and emotional counseling to both patients and their families. In 2022, VITAS cared for approximately 80,000 patients totaling approximately 6.3 million days of care throughout 14 states and the District of Columbia. Approximately 98% of days of care is delivered directly to the patient in their home. The remaining 2% of days of care is provided in dedicated inpatient units.



Founded in 1935, Roto-Rooter offers an ever-expanding variety of plumbing repair and maintenance, drain cleaning and water cleanup services to homeowners, businesses and municipalities. Roto-Rooter operates 128 company-owned branches and independent contractors and 361 franchisees. The total Roto-Rooter system offers services to more than 90% of the U.S. population and approximately 40% of the Canadian population.

Financial Review

Contents

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Vice President and Controller, has conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2022, based on the framework established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2022, based on criteria in *Internal Control—Integrated Framework* issued by COSO.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, as stated in their report which appears on pages 2 through 3.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Chemed Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Chemed Corporation and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

VITAS Revenue Implicit Price Concessions

As described in Note 2 to the consolidated financial statements, service revenue for VITAS is reported at the amount that reflects the ultimate consideration management expects to receive in exchange for providing patient care. These amounts are due from third-party payors, primarily commercial health insurers and government programs (Medicare and Medicaid). Management estimates the transaction price for patients with deductibles and coinsurance, along with those uninsured patients, based on historical experience and current conditions. The estimate of any contractual adjustments, discounts or implicit price concessions reduces the amount of revenue initially recognized. Settlement with third-party payors for retroactive adjustments due to audits, reviews or investigations are considered variable consideration and are included in the determination of the estimated transaction price for providing patient care. The variable consideration is estimated based on the terms of the payment agreement, existing correspondence from the payor and the Company's historical settlement activity. The impact of these estimates is disclosed as implicit price concessions and totaled $12.0 million for the year-ended December 31, 2022.

The principal considerations for our determination that performing procedures relating to VITAS revenue implicit price concessions is a critical audit matter are the significant judgment by management when developing the estimate of implicit price concessions used in determining the transaction price for each third-party payor. This in turn led to significant auditor judgment, subjectivity, and effort in performing procedures to evaluate the ultimate consideration management expects to receive, related to estimates of implicit price concessions including retroactive adjustments due to audits, reviews or investigations, the assessment of management's evaluation of correspondence from the payor and the Company's historical settlement activity.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the VITAS revenue implicit price concessions estimate. These procedures also included, among others, (i) developing an independent estimate of the implicit price concessions by utilizing historical settlement activity; (ii) comparing the independent estimate to management's estimate; and (iii) evaluating and testing management's process for developing the estimate related to retroactive adjustments due to audits, reviews or investigations, which included evaluating the reasonableness of the estimate based on existing correspondence from the payor and the Company's historical settlement activity. Evaluating the reasonableness of the implicit price concessions estimate involved inspecting evidence of correspondence from payors, testing the completeness and accuracy of historical settlement activity on a sample basis, and performing a retrospective review of consideration received subsequent to prior and current year-end to evaluate the reasonableness of the prior and current period estimated implicit price concessions applied by management.

PricewaterhouseCoopers LLP

/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
February 27, 2023

We have served as the Company's auditor since 1971.

CONSOLIDATED STATEMENTS OF INCOME

Chemed Corporation and Subsidiary Companies

(in thousands, except per share data)

For the Years Ended December 31,		2022		2021		2020
Service revenues and sales (Note 2)	$	2,134,963	$	2,139,261	$	2,079,583
Cost of services provided and goods sold (excluding depreciation)		1,369,877		1,369,458		1,378,197
Selling, general and administrative expenses		358,727		366,727		330,218
Depreciation		49,102		49,011		46,596
Amortization		10,070		10,040		9,987
Other operating (income)/expenses (Note 20)		3,691		987		(75,095)
Total costs and expenses		1,791,467		1,796,223		1,689,903
Income from operations		343,496		343,038		389,680
Interest expense		(4,584)		(1,868)		(2,355)
Other (expense)/income--net (Note 10)		(9,233)		9,144		8,665
Income before income taxes		329,679		350,314		395,990
Income taxes (Note 11)		(80,055)		(81,764)		(76,524)
Net Income	$	249,624	$	268,550	$	319,466
Earnings Per Share (Note 16)						
Net Income	$	16.72	$	17.14	$	20.02
Average number of shares outstanding		14,929		15,671		15,955
Diluted Earnings Per Share (Note 16)						
Net Income	$	16.53	$	16.85	$	19.48
Average number of shares outstanding		15,099		15,938		16,398

The Notes to Consolidated Financial Statements are integral parts of these statements.

Chemed Corporation and Subsidiary Companies

CONSOLIDATED BALANCE SHEETS

Chemed Corporation and Subsidiary Companies

(in thousands, except shares and per share data)

December 31,		2022		2021
Assets				
Current assets				
Cash and cash equivalents (Note 9)	$	74,126	$	32,895
Accounts receivable		139,408		137,217
Inventories		10,272		10,109
Prepaid income taxes		18,515		17,377
Prepaid expenses		30,291		32,688
Total current assets		272,612		230,286
Investments of deferred compensation plans held in trust (Notes 15 and 17)		93,196		98,884
Properties and equipment, at cost, less accumulated depreciation (Note 13)		199,714		193,680
Lease right of use asset (Note 14)		135,662		125,048
Identifiable intangible assets less accumulated amortization (Note 6)		99,726		108,096
Goodwill		581,295		578,591
Other assets (Note 12)		59,807		8,138
Total Assets	$	1,442,012	$	1,342,723
Liabilities				
Current liabilities				
Accounts payable	$	41,884	$	73,024
Current portion of long-term debt		5,000		-
Income taxes (Note 11)		-		41
Accrued insurance		58,515		55,918
Accrued compensation		87,350		95,598
Accrued legal		4,456		872
Short-term lease liability (Note 14)		38,996		37,913
Other current liabilities (Note 21)		61,004		39,033
Total current liabilities		297,205		302,399
Deferred income taxes (Note 11)		38,613		23,183
Long-term debt (Note 3)		92,500		185,000
Deferred compensation liabilities (Note 15)		92,330		98,597
Long-term lease liability (Note 14)		110,513		100,629
Other liabilities		12,136		9,642
Total Liabilities		643,297		719,450
Commitments and contingencies (Note 18)				
Stockholders' Equity				
Capital stock - authorized 80,000,000 shares $1 par; issued 36,795,792 shares				
(2021 - 36,513,857 shares)		36,796		36,514
Paid-in capital		1,149,899		1,044,341
Retained earnings		2,197,918		1,970,311
Treasury stock - 21,920,993 shares (2021 - 21,601,325 shares), at cost		(2,588,145)		(2,430,094)
Deferred compensation payable in Company stock (Note 15)		2,247		2,201
Total Stockholders' Equity		798,715		623,273
Total Liabilities and Stockholders' Equity	$	1,442,012	$	1,342,723

The Notes to Consolidated Financial Statements are integral parts of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Chemed Corporation and Subsidiary Companies

(in thousands)

For the Years Ended December 31,	2022	2021	2020
Cash Flows from Operating Activities			
Net income	$ 249,624	$ 268,550	$ 319,466
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	59,172	59,051	56,583
Stock option expense	26,254	22,502	18,422
Deferred payroll taxes	(18,175)	(18,175)	36,350
Provision for deferred income taxes	14,827	2,400	1,433
Noncash portion of long-term incentive compensation	6,188	7,745	7,208
Litigation settlements	4,000	(9,440)	2,684
Noncash directors' compensation	1,170	1,173	1,171
Amortization of debt issuance costs	342	306	306
Changes in operating assets and liabilities:			
(Increase)/decrease in accounts receivable	(2,414)	(8,431)	12,773
(Increase)/decrease in inventories	(162)	(3,014)	367
Decrease/(increase) in prepaid expenses	2,397	(6,511)	(3,027)
Increase in accounts payable and other current liabilities	15,343	9,832	19,096
Change in current income taxes	(996)	(20,401)	13,525
Net change in lease assets and liabilities	1,471	(44)	1,206
Increase in other assets	(45,779)	(10,305)	(11,834)
(Decrease)/increase in other liabilities	(3,350)	12,074	12,323
Other (uses)/sources	(26)	1,285	1,237
Net cash provided by operating activities	309,886	308,597	489,289
Cash Flows from Investing Activities			
Capital expenditures	(57,325)	(58,675)	(58,831)
Business combinations, net of cash acquired	(3,529)	-	(3,600)
Proceeds from sale of fixed assets	2,330	904	1,693
Other (uses)/sources	(878)	14	(822)
Net cash used by investing activities	(59,402)	(57,757)	(61,560)
Cash Flows from Financing Activities			
Payments on revolving line of credit	(306,800)	(25,300)	(264,900)
Proceeds from revolving line of credit	121,800	210,300	174,900
Proceeds from other long-term debt	100,000	-	-
Payments on other long-term debt	(2,500)	-	-
Purchases of treasury stock	(114,515)	(576,042)	(175,594)
Proceeds from exercise of stock options	44,968	35,848	50,382
Dividends paid	(22,017)	(22,016)	(21,079)
Capital stock surrendered to pay taxes on stock-based compensation	(15,611)	(15,129)	(25,328)
Change in cash overdraft payable	(11,884)	11,884	(9,849)
Debt issuance costs	(1,586)	-	-
Other (uses)/sources	(1,108)	(165)	256
Net cash used by financing activities	(209,253)	(380,620)	(271,212)
Increase/(decrease) in cash and cash equivalents	41,231	(129,780)	156,517
Cash and cash equivalents at beginning of year	32,895	162,675	6,158
Cash and cash equivalents at end of year	$ 74,126	$ 32,895	$ 162,675

The Notes to Consolidated Financial Statements are integral parts of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Chemed Corporation and Subsidiary Companies

(in thousands, except per share data)

	Capital Stock	Paid-in Capital	Retained Earnings	Treasury Stock- at Cost	Deferred Compensation Payable in Company Stock	Total
Balance at December 31, 2019	35,811	860,671	1,425,752	(1,597,940)	2,314	726,608
Net income	-	-	319,466	-	-	319,466
Dividends paid ($1.32 per share)	-	-	(21,079)	-	-	(21,079)
Stock awards and exercise of stock options (Note 4)	448	100,427	-	(49,020)	-	51,855
Purchases of treasury stock (Note 19)	-	-	-	(175,594)	-	(175,594)
Other	-	306	(362)	(25)	25	(56)
Balance at December 31, 2020	36,259	961,404	1,723,777	(1,822,579)	2,339	901,200
Net income	-	-	268,550	-	-	268,550
Dividends paid ($1.40 per share)	-	-	(22,016)	-	-	(22,016)
Stock awards and exercise of stock options (Note 4)	255	82,921	-	(31,037)	-	52,139
Purchases of treasury stock (Note 19)	-	-	-	(576,483)	-	(576,483)
Other	-	16	-	5	(138)	(117)
Balance at December 31, 2021	**36,514**	**1,044,341**	**1,970,311**	**(2,430,094)**	**2,201**	**623,273**
Net income	**-**	**-**	**249,624**	**-**	**-**	**249,624**
Dividends paid ($1.48 per share)	**-**	**-**	**(22,017)**	**-**	**-**	**(22,017)**
Stock awards and exercise of stock options (Note 4)	**282**	**106,619**	**-**	**(43,932)**	**-**	**62,969**
Purchases of treasury stock (Note 19)	**-**	**-**	**-**	**(114,074)**	**-**	**(114,074)**
Other	**-**	**(1,061)**	**-**	**(45)**	**46**	**(1,060)**
Balance at December 31, 2022	**$ 36,796**	**$ 1,149,899**	**$ 2,197,918**	**$ (2,588,145)**	**$ 2,247**	**$ 798,715**

The Notes to Consolidated Financial Statements are integral parts of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

NATURE OF OPERATIONS

We operate through our two wholly-owned subsidiaries: VITAS Healthcare Corporation ("VITAS") and Roto-Rooter Group, Inc. ("Roto-Rooter"). VITAS focuses on hospice care that helps make terminally ill patients' final days as comfortable as possible. Through its team of doctors, nurses, home health aides, social workers, clergy and volunteers, VITAS provides direct medical services to patients, as well as spiritual and emotional counseling to both patients and their families. Roto-Rooter provides plumbing, drain cleaning and water restoration services to both residential and commercial customers. Through its network of company-owned branches, Independent Contractors and franchisees, Roto-Rooter offers plumbing, drain cleaning service and water restoration to over 90% of the U.S. population.

PRINCIPLES OF ACCOUNTING

The consolidated financial statements have been prepared on a going-concern basis. The consolidated financial statements include the accounts of Chemed Corporation and its wholly owned subsidiaries. All intercompany transactions have been eliminated. We have analyzed the provisions of the Financial Accounting Standards Board ("FASB") authoritative guidance on the consolidation of variable interest entities relative to our contractual relationships with Roto-Rooter's Independent Contractors and franchisees. The guidance requires the primary beneficiary of a Variable Interest Entity ("VIE") to consolidate the accounts of the VIE. We have concluded that neither the Independent Contractors nor the franchisees are VIEs.

CURRENT EXPECTED CREDIT LOSSES

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments, Credit Losses. The Company's only material financial asset subject to ASU No. 2016-13 is accounts receivable, trade and other. The Company recognizes an allowance for credit losses related to accounts receivable to present the net amount expected to be collected as of the balance sheet date. Accounts receivable are written-off when it is determined that the amount is deemed uncollectible. The following presents a detailed discussion of the operating subsidiaries' accounts receivable and their evaluation of credit risk related to those accounts:

- Roto-Rooter's trade accounts receivable are comprised mainly of amounts due from commercial entities and commercial insurance carriers. Roto-Rooter's accounts receivable are generally outstanding for 90 days or less and there are no significant amounts outstanding greater than one year. Roto-Rooter historically has not experienced significant write-offs due to credit losses. For amounts due from commercial entities, Roto-Rooter utilizes a provision matrix based on historical credit losses by aging category. For amounts due from commercial insurance carriers, mainly from water restoration revenue, Roto-Rooter periodically reviews published default tables related to commercial insurance carriers and provides an allowance. As further discussed below, Roto-Rooter assesses on a quarterly basis whether the historical rates used are expected to be representative of credit risk over the life of the account taking into consideration existing economic conditions.
- In excess of 90% of VITAS' accounts receivable are from the Federal or state governments under Medicare and Medicaid. VITAS believes that it is reasonable to expect that the risk of non-payment as a result of credit issues from these government entities is zero. As such, there is no allowance for credit losses established related to these accounts. The remainder of VITAS' accounts are from commercial insurance carriers. VITAS' accounts are generally outstanding for 90 days or less and there are no significant amounts outstanding greater than one year. VITAS historically has not experienced significant write-offs due to credit losses. VITAS periodically reviews published default tables related to commercial insurance carriers and provides an allowance. VITAS assesses on a quarterly basis whether these default rates are expected to be representative of credit risk over the life of the account taking into consideration existing economic conditions.

As further discussed in Note 3, Chemed has $45.3 million in standby letters of credit outstanding. These letters of credit are with large, highly rated financial institutions. The Company periodically reviews published default tables related to these institutions to assess the need for an allowance. Chemed believes that any expected credit loss related to outstanding letters of credit based on current economic conditions is not material. The allowance for doubtful accounts is not material at December 31, 2022.

CORONAVIRUS IMPACT

We are closely monitoring the impact of the pandemic on all aspects of our business including impacts to employees, customers, patients, suppliers and vendors. The length and severity of the pandemic, coupled with related governmental actions including relief acts and actions relating to our workforce at federal, state and local levels, and underlying economic disruption will determine the ultimate short-term and long-term impact to our business operations and financial results. We are unable to predict the myriad of possible issues that could arise or the ultimate effect to our businesses as a result of the unknown short, medium and long-term impacts that the pandemic will have on the United States economy and society as a whole.

On March 27, 2020, the CARES Act was passed. It provides economic relief to individuals and businesses affected by the coronavirus pandemic. It also contains provisions related to healthcare providers' operations and the issues caused by the coronavirus pandemic. The following are significant economic impacts for Chemed and its subsidiaries as a result of specific provisions of the CARES Act:

- A portion of the CARES Act provides $100 billion from the Public Health and Social Services Emergency Fund ("Relief Fund") to healthcare providers on the front lines of the coronavirus response. Of this distribution, $30 billion was designated to be automatically distributed to facilities and healthcare providers based upon their 2019 Medicare fee-for-service revenue.
- On April 10, 2020 VITAS received $80.2 million from the Relief Fund based upon VITAS's 2019 Medicare fee-for-service revenue. The main condition that is attached to the grant is that the money will be used "only for health care related expenses or lost revenues that are attributable to coronavirus". HHS guidance does not specifically designate what healthcare expenses are related to COVID-19. The guidance to date is general and broad but does provide some examples such as equipment and supplies, workforce training, reporting COVID-19 test results, securing separate facilities for COVID-19 patients and acquiring additional resources to expand or preserve care delivery.
- The additional conditions to the Relief Fund payment are specific in nature, such as the money cannot be used for gun control advocacy purposes, abortions, embryo research, etc. The Company is in compliance, and intends to maintain compliance, with these specific conditions. Based on this analysis, management believes that there is reasonable assurance that VITAS will comply with the conditions.
- Chemed and its subsidiaries deferred $36.4 million of certain employer payroll taxes as permitted by the CARES Act in 2020. $18.2 million was paid in 2021 and the remaining $18.2 million was paid in 2022.
- During the period from May 1, 2020 through March 31, 2022, the 2% Medicare sequestration reimbursement cut was suspended. Sequestration was phased back into place at 1% from April 1, 2022 to June 30, 2022 and the full 2% thereafter. For the years ended December 31, 2022, 2021 and 2020 approximately $8.6 million, $23.9 million and $16.8 million, respectively, was recognized as revenue due to the suspension of sequestration.

All CARES Act funds received were fully recognized during the year ended December 31, 2020. The Company analogized to International Accounting Standard 20 – *Accounting for Government Grants and Disclosures* ("IAS 20") to account for the CARES Act grant received. Under IAS 20, once it is reasonably assured that the entity will comply with the conditions of the grant, the grant money should be recognized on a systematic basis over the periods in which the entity recognizes the related expenses or lost revenue. The portal to report utilization of CARES Act funds opened on July 1, 2021. We completed our reporting by the September 30, 2021 deadline.

The components of the amount recognized during 2020 are as follows, (in thousands):

Lost revenue	$	44,784
Incremental PTO		21,425
Hard costs		14,016
Other operating income	$	80,225

Hard costs are primarily expenses paid to outside vendors for personal protection equipment, COVID testing for front line workers, and deep cleaning of in-patient facilities. In April 2020, VITAS provided an extra two weeks of paid time off ("PTO") to all frontline workers.

During the year ended December 31, 2020, VITAS recognized $44.8 million for estimated lost revenue as a result of the pandemic. The December 27, 2020 COVID-19 relief bill gave providers multiple options to calculate lost revenue including budget to actual comparisons, 2019 actual to 2020 actual comparisons, or other systematic methods of calculation. We calculated lost revenue using the budget to actual method. Our 2020 budget was compiled, reviewed and approved prior to the start of the pandemic. Lost revenues for 2020 based on our calculation was $61.4 million, however only $44.8 million was recognized for use under the grant received.

The Company recognized $14.0 million of expense in 2021 for COVID-19 related costs. VITAS provided its workers an extra week of paid time off resulting in a $10.0 million charge. The remaining costs are primarily for personal protection equipment.

CASH EQUIVALENTS

Cash equivalents comprise short-term, highly liquid investments, including money market funds that have original maturities of three months or less.

CONCENTRATION OF RISK

As of December 31, 2022, and 2021, approximately 64% and 73%, respectively, of VITAS' total accounts receivable balance were from Medicare and 29% and 21%, respectively, of VITAS' total accounts receivable balance were due from various state Medicaid or managed Medicaid programs. Combined accounts receivable from Medicare, Medicaid, and managed Medicaid represent approximately 73% of the consolidated net accounts receivable in the accompanying consolidated balance sheets as of December 31, 2022.

VITAS has a pharmacy services contract with one service provider for specified pharmacy services related to its hospice operations. Similarly, effective January 1, 2022, VITAS obtains the majority of its medical supplies from a single vendor. A large majority of VITAS' pharmaceutical and medical supplies purchases are from these vendors. The pharmaceutical and medical supplies purchased by VITAS are available through many providers in the United States. However, a disruption from VITAS' main service providers could adversely impact VITAS' operations, including temporary logistical challenges and increased cost associated with getting medication and medical supplies to our patients.

INVENTORIES

Substantially all of the inventories are either general merchandise or finished goods. Inventories are stated at the lower of cost or net realizable value. For determining the value of inventories, cost methods that reasonably approximate the first-in, first-out ("FIFO") method are used.

DEPRECIATION AND PROPERTIES AND EQUIPMENT

Depreciation of properties and equipment is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the remaining lease terms (excluding option terms) or their useful lives. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed as incurred. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected currently in other operating expense or other income, net.

Expenditures for major software purchases and software developed for internal use are capitalized and depreciated using the straight-line method over the estimated useful lives of the assets. For software developed for internal use, external direct costs for materials and services and certain internal payroll and related fringe benefit costs are capitalized in accordance with the FASB's authoritative guidance on accounting for the costs of computer software developed or obtained for internal use.

The weighted average lives of our property and equipment at December 31, 2022, were:

Buildings and building improvements	14.7 yrs.
Transportation equipment	9.0
Machinery and equipment	5.0
Computer software	3.8
Furniture and fixtures	4.5

GOODWILL AND INTANGIBLE ASSETS

The table below shows a rollforward of Goodwill (in thousands):

	Vitas	Roto-Rooter	Total
Balance at December 31, 2020	$ 333,331	$ 245,254	$ 578,585
Foreign currency adjustments	-	6	6
Balance at December 31, 2021	$ 333,331	$ 245,260	$ 578,591
Business combinations	732	2,061	2,793
Foreign currency adjustments	-	(89)	(89)
Balance at December 31, 2022	$ 334,063	$ 247,232	$ 581,295

Identifiable, definite-lived intangible assets arise from purchase business combinations and are amortized using either an accelerated method or the straight-line method over the estimated useful lives of the assets. The selection of an amortization method is based on which method best reflects the economic pattern of usage of the asset. Reacquired franchise rights are amortized over the remaining term of the franchise agreement at the time of acquisition. The weighted average lives of our identifiable, definite-lived intangible assets at December 31, 2022, were:

Covenants not to compete	6.4 yrs.
Reacquired franchise rights	7.4
Referral networks	10.2
Customer lists	16.8

The date of our annual goodwill and indefinite-lived intangible asset impairment analysis is October 1. The VITAS trade name is considered to have an indefinite life. We also capitalize the direct costs of obtaining licenses to operate either hospice programs or plumbing operations subject to a minimum capitalization threshold. These costs are amortized over the life of the license using the straight-line method. Certificates of Need ("CON"), which are required in certain states for hospice operations, are generally granted without expiration and thus, we believe them to be indefinite-lived assets subject to impairment testing.

We consider that Roto-Rooter Corp. ("RRC"), Roto-Rooter Services Co. ("RRSC") and VITAS are appropriate reporting units for testing goodwill impairment. We consider RRC and RRSC separate reporting units but one operating segment. This is appropriate as they each have their own set of general ledger accounts that can be analyzed at "one level below an operating segment" per the definition of a reporting unit in FASB guidance.

We completed our qualitative analysis for impairment of goodwill and our indefinite-lived intangible assets as of October 1, 2022. Based on our assessment, we do not believe that it is more likely than not that our reporting units or indefinite-lived assets fair values are less than their carrying values.

LONG-LIVED ASSETS

If we believe a triggering event may have occurred that indicates a possible impairment of our long-lived assets, we perform an estimate and valuation of the future benefits of our long-lived assets (other than goodwill, the VITAS trade name and capitalized CON costs) based on key financial indicators. If the projected undiscounted cash flows of a major business unit indicate that properties and equipment or identifiable, definite-lived intangible assets' have been impaired, a write-down to fair value is made.

LEASE ACCOUNTING

In February 2016, the FASB issued Accounting Standards Update "ASU No. 2016-02 Leases" which introduced a lessee model that brings most leases onto the balance sheet and updates lessor accounting to align with changes in the lessee model and the revenue recognition standard. This standard is also referred to as Accountings Standards Codification No.842 ("ASC 842").

Our leases have remaining terms of less than 1 year to 10 years, some of which include options to extend the lease for up to 5 years, and some of which include options to terminate the lease within 1 year. We made a policy election to exclude leases with a lease term less than 12 months from being recorded on the balance sheet. We adopted the practical expedient related to the combining of

lease and non-lease components, which allows us to account for the lease and non-lease components as a single lease component. We do not currently have any finance leases, all lease information disclosed is related to operating leases.

Chemed and each of its operating subsidiaries are service companies. As such, real estate leases comprise the largest lease obligation (and conversely, right of use asset) in our lease portfolio. VITAS has leased office space, as well as space for inpatient units ("IPUs") and/or contract beds within hospitals. Roto-Rooter mainly has leased office space.

Roto-Rooter purchases equipment and leases it to certain of its Independent Contractors. We analyzed these leases in accordance with ASC 842 and determined they are operating leases. As a result, Roto-Rooter will continue to capitalize the equipment underlying these leases, depreciate the equipment and recognize rental income.

CLOUD COMPUTING

As of December 31, 2022, Roto-Rooter has no significant capitalized implementation costs related to cloud computing.

VITAS utilizes a human resource system that is considered a cloud computing arrangement. We have capitalized approximately $5.6 million related to implementation of this project which are included in prepaid assets in the accompanying balance sheets. The VITAS human resource system was placed into service in January 2020 and is being amortized over 5.7 years. For the years ended December 31, 2022, 2021 and 2020, $995,000, $995,000 and $1.1 million, respectively, has been amortized.

OTHER ASSETS

Debt issuance costs are included in other assets. Issuance costs related to revolving credit agreements are amortized using the straight-line method, over the life of the agreement. All other issuance costs are amortized using the effective interest method over the life of the debt. See Note 12 for the detail of other assets.

SALES TAX

The Roto-Rooter segment collects sales tax from customers when required by state and federal laws. We record the amount of sales tax collected net in the accompanying consolidated statements of income.

OPERATING EXPENSES

Cost of services provided and goods sold (excluding depreciation) includes salaries, wages and benefits of service providers and field personnel, material costs, medical supplies and equipment, pharmaceuticals, insurance costs, service vehicle costs and other expenses directly related to providing service revenues or generating sales. Selling, general and administrative expenses include salaries, wages, stock-based compensation expense and benefits of selling, marketing and administrative employees, advertising expenses, communications and branch telephone expenses, office rent and operating costs, legal, banking and professional fees and other administrative costs. The cost associated with VITAS sales personnel is included in cost of services provided and goods sold (excluding depreciation).

ADVERTISING

We expense the production costs of advertising the first time the advertising takes place. We pay for and expense the cost of internet advertising and placement on a "per click" basis. Similarly, the majority of our telephone directory listings and certain types of internet advertising are paid for and expensed on a "cost per call" basis. For those directories that are not on this billing basis, the cost of the directory is expensed when the directories are placed in circulation. Advertising expense for the year ended December 31, 2022, was $68.6 million (2021 – $62.1 million; 2020 - $54.4 million).

OTHER CURRENT LIABILITIES

See Note 21 for the detail of other current liabilities.

STOCK-BASED COMPENSATION PLANS

Stock-based compensation cost is measured at the grant date, based on the fair value of the award and recognized as expense over the employee's requisite service period on a straight-line basis.

INSURANCE ACCRUALS

For our Roto-Rooter segment and Corporate Office, we initially self-insure for all casualty insurance claims (workers' compensation, auto liability and general liability). As a result, we closely monitor and frequently evaluate our historical claims experience to estimate the appropriate level of accrual for self-insured claims. Our third-party administrator ("TPA") processes and reviews claims on a monthly basis. Currently, our exposure on any single claim is capped by stop-loss coverage at $750,000. In developing our estimates, we accumulate historical claims data for the previous 10 years to calculate loss development factors ("LDF") by insurance coverage type. LDFs are applied to known claims to estimate the ultimate potential liability for known and unknown claims for each open policy year. LDFs are updated annually. Because this methodology relies heavily on historical claims data, the key risk is whether the historical claims are an accurate predictor of future claims exposure. The risk also exists that certain claims have been incurred and not reported on a timely basis. To mitigate these risks, in conjunction with our TPA, we closely monitor claims to ensure timely accumulation of data and compare claims trends with the industry experience of our TPA.

For the VITAS segment, we initially self-insure for workers' compensation claims. Currently, VITAS' exposure on any single claim is capped by stop-loss coverage at $1,000,000. For VITAS' self-insurance accruals for workers' compensation, the valuation methods used are similar to those used internally for our other business units. We are also insured for other risks with respect to professional liability with a deductible of $1,000,000.

Our casualty insurance liabilities are recorded gross before any estimated recovery for amounts exceeding our stop loss limits. Estimated recoveries from insurance carriers are recorded as accounts receivable. Claims experience adjustments to our casualty and workers' compensation accrual for the years ended December 31, 2022, 2021 and 2020, were net pretax credits of ($5,790,000), ($6,332,000), and ($4,578,000) respectively.

INCOME TAXES

In December 2019, the FASB issued Accounting Standards Update "ASU No. 2019-12 – Simplifying the Accounting for Income Taxes". The ASU adds new guidance to simplify accounting for income taxes, changes the accounting for certain income tax transactions and makes minor improvements to the codifications. The ASU was effective for the Company on January 1, 2021. There were no material impacts from adoption of this ASU.

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amount of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized due to insufficient taxable income within the carryback or carryforward period available under the tax laws. Deferred tax assets and liabilities are adjusted for the effects of changes in law and rates on the date of enactment.

We are subject to income taxes in Canada, U.S. federal and most state jurisdictions. Judgement is required to determine our provision for income taxes. Our financial statements reflect expected future tax consequences of such uncertain positions assuming the taxing authorities' full knowledge of the position and all relevant facts.

Our effective income tax rate was 24.3%, 23.3% and 19.3% for the years ended December 31, 2022, 2021, and 2020, respectively. Excess tax benefit on stock options reduced our income tax expenses by $5.9 million, $9.9 million, and $26.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

CONTINGENCIES

As discussed in Note 18, we are subject to various lawsuits and claims in the normal course of our business. In addition, we periodically receive communications from governmental and regulatory agencies concerning compliance with Medicare and Medicaid billing requirements at our VITAS subsidiary. We establish reserves for specific, uninsured liabilities in connection with regulatory and legal action that we deem to be probable and reasonably estimable. We record legal fees associated with legal and regulatory actions as

the costs are incurred. We disclose material loss contingencies that are probable but not reasonably estimable and those that are at least reasonably possible.

BUSINESS COMBINATIONS

We account for acquired businesses using the acquisition method of accounting. All assets acquired and liabilities assumed are recorded at their respective fair values at the date of acquisition. The determination of fair value involves estimates and the use of valuation techniques when market value is not readily available. We use various techniques to determine fair value in accordance with accepted valuation models, primarily the income approach. The significant assumptions used in developing fair values include, but are not limited to, revenue growth rates, the amount and timing of future cash flows, discount rates, useful lives, royalty rates and future tax rates. The excess of purchase price over the fair value of assets and liabilities acquired is recorded as goodwill. See Note 7 for discussion of recent acquisitions.

ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2. Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update "ASU No. 2014-09 – Revenue from Contracts with Customers." The standard and subsequent amendments are theoretically intended to develop a common revenue standard for removing inconsistencies and weaknesses, improve comparability, provide for more useful information to users through improved disclosure requirements and simplify the preparation of financial statements. The standard is also referred to as Accounting Standards Codification No. 606 ("ASC 606").

VITAS

Service revenue for VITAS is reported at the amount that reflects the ultimate consideration we expect to receive in exchange for providing patient care. These amounts are due from third-party payors, primarily commercial health insurers and government programs (Medicare and Medicaid), and includes variable consideration for revenue adjustments due to settlements of audits and reviews, as well as certain hospice-specific revenue capitations. Amounts are generally billed monthly or subsequent to patient discharge. Subsequent changes in the transaction price initially recognized are not significant.

Hospice services are provided on a daily basis and the type of service provided is determined based on a physician's determination of each patient's specific needs on that given day. Reimbursement rates for hospice services are on a per diem basis regardless of the type of service provided or the payor. Reimbursement rates from government programs are established by the appropriate governmental agency and are standard across all hospice providers. Reimbursement rates from health insurers are negotiated with each payor and generally structured to closely mirror the Medicare reimbursement model. The types of hospice services provided and associated reimbursement model for each are as follows:

Routine Home Care occurs when a patient receives hospice care in their home, including a nursing home setting. The routine home care rate is paid for each day that a patient is in a hospice program and is not receiving one of the other categories of hospice care. For Medicare patients, the routine home care rate reflects a two-tiered rate, with a higher rate for the first 60 days of a hospice patient's care and a lower rate for days 61 and after. In addition, there is a Service Intensity Add-on payment which covers direct home care visits conducted by a registered nurse or social worker in the last seven days of a hospice patient's life, reimbursed up to 4 hours per day in 15 minute increments at the continuous home care rate.

General Inpatient Care occurs when a patient requires services in a controlled setting for a short period of time for pain control or symptom management which cannot be managed in other settings. General inpatient care services must be provided in a Medicare or *Medicaid* certified hospital or long-term care facility or at a freestanding inpatient hospice facility with the required registered nurse staffing.

Continuous Home Care is provided to patients while at home, including a nursing home setting, during periods of crisis when intensive monitoring and care, primarily nursing care, is required in order to achieve palliation or management of acute medical symptoms. Continuous home care requires a minimum of 8 hours of care within a 24 hour day, which begins at midnight. The care must be predominantly nursing care provided by either a registered nurse or licensed nurse practitioner. While the published Medicare continuous home care rates are daily rates, Medicare pays for continuous home care in 15 minute increments. This 15 minute rate is calculated by dividing the daily rate by 96.

Respite Care permits a hospice patient to receive services on an inpatient basis for a short period of time in order to provide relief for the patient's family or other caregivers from the demands of caring for the patient. A hospice can receive payment for respite care for a given patient for up to five consecutive days at a time, after which respite care is reimbursed at the routine home care rate.

Each level of care represents a separate promise under the contract of care and is provided independently for each patient contingent upon the patient's specific medical needs as determined by a physician. However, the clinical criteria used to determine a patient's level of care is consistent across all patients, given that, each patient is subject to the same payor rules and regulations. As a result, we have concluded that each level of care is capable of being distinct and is distinct in the context of the contract. Furthermore, we have determined that each level of care represents a stand ready service provided as a series of either days or hours of patient care. We believe that the performance obligations for each level of care meet criteria to be satisfied over time. VITAS recognizes revenue based on the service output. VITAS believes this to be the most faithful depiction of the transfer of control of services as the patient simultaneously receives and consumes the benefits provided by our performance. Revenue is recognized on a daily or hourly basis for each patient in accordance with the reimbursement model for each type of service. VITAS' performance obligations relate to contracts with an expected duration of less than one year. Therefore, VITAS has elected to apply the optional exception provided in ASC 606 and is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. The unsatisfied or partially satisfied performance obligations referred to above relate to bereavement services provided to patients' families for at least 12 months after discharge.

Care is provided to patients regardless of their ability to pay. Patients who meet our criteria for charity care are provided care without charge. There is no revenue or associated accounts receivable in the accompanying consolidated financial statements related to charity care. The cost of providing charity care during the years ended December 31, 2022, 2021 and 2020, was $7.8 million, $8.5 million and $8.1 million, respectively and is included in cost of services provided and goods sold. The cost of charity care is calculated by taking the ratio of charity care days to total days of care and multiplying by total cost of care.

Generally, patients who are covered by third-party payors are responsible for related deductibles and coinsurance which vary in amount. VITAS also provides service to patients without a reimbursement source and may offer those patients discounts from standard charges. VITAS estimates the transaction price for patients with deductibles and coinsurance, along with those uninsured patients, based on historical experience and current conditions. The estimate of any contractual adjustments, discounts or implicit price concessions reduces the amount of revenue initially recognized. Subsequent changes to the estimate of the transaction price are recorded as adjustments to patient service revenue in the period of change. Subsequent changes that are determined to be the result of an adverse change in the patients' ability to pay (i.e. change in credit risk) are recorded as bad debt expense. VITAS has no material adjustments related to subsequent changes in the estimate of the transaction price or subsequent changes as the result of an adverse change in the patient's ability to pay for any period reported.

Laws and regulations concerning government programs, including Medicare and Medicaid, are complex and subject to varying interpretation. Compliance with such laws and regulations may be subject to future government review and interpretation. Additionally, the contracts we have with commercial health insurance payors provide for retroactive audit and review of claims. Settlement with third party payors for retroactive adjustments due to audits, reviews or investigations are considered variable consideration and are included in the determination of the estimated transaction price for providing patient care. The variable consideration is estimated based on the terms of the payment agreement, existing correspondence from the payor and our historical settlement activity. These estimates are adjusted in future periods, as new information becomes available.

We are subject to certain limitations on Medicare payments for services which are considered variable consideration, as follows:

Inpatient Cap. If the number of inpatient care days any hospice program provides to Medicare beneficiaries exceeds 20% of the total days of hospice care such program provided to all Medicare patients for an annual period beginning September 28, the days in excess of the 20% figure may be reimbursed only at the routine homecare rate. None of VITAS' hospice programs exceeded the payment limits on inpatient services during the years ended December 31, 2022, 2021, and 2020.

Medicare Cap. We are also subject to a Medicare annual per-beneficiary cap ("Medicare cap"). Compliance with the Medicare cap is measured in one of two ways based on a provider election. The "streamlined" method compares total Medicare payments received under a Medicare provider number with respect to services provided to all Medicare hospice care beneficiaries in the program or programs covered by that Medicare provider number with the product of the per-beneficiary cap amount and the number of Medicare beneficiaries electing hospice care for the first time from that hospice program or programs from September 28 through September 27 of the following year. At December 31, 2022, all our programs except one are using the "streamlined" method.

The "proportional" method compares the total Medicare payments received under a Medicare provider number with respect to services provided to all Medicare hospice care beneficiaries in the program or programs covered by the Medicare provider number between September 28 and September 27 of the following year with the product of the per beneficiary cap amount and a pro-rated number of Medicare beneficiaries receiving hospice services from that program during the same period. The pro-rated number of Medicare beneficiaries is calculated based on the ratio of days the beneficiary received hospice services during the measurement period to the total number of days the beneficiary received hospice services.

We actively monitor each of our hospice programs, by provider number, as to their specific admission, discharge rate and median length of stay data in an attempt to determine whether revenues are likely to exceed the annual per-beneficiary Medicare cap. Should we determine that revenues for a program are likely to exceed the Medicare cap based on projected trends, we attempt to institute corrective actions, which include changes to the patient mix and increased patient admissions. However, should we project our corrective action will not prevent that program from exceeding its Medicare cap, we estimate revenue recognized during the government fiscal year that will require repayment to the Federal government under the Medicare cap and record an adjustment to revenue of an amount equal to a ratable portion of our best estimate for the year.

In 2013, the U.S. government implemented automatic budget reductions of 2.0% for all government payees, including hospice benefits paid under the Medicare program. In 2015, Centers for Medicare and Medicaid Services ("CMS") determined that the Medicare cap should be calculated "as if" sequestration did not occur. As a result of this decision, VITAS had received notification from our third-party intermediary that an additional $9.0 million was owed for Medicare cap in three programs for the 2013 through 2022 measurement periods. The amounts were automatically deducted from our semi-monthly PIP payments and we did not recognize any revenue for these disputed amounts, but recorded a receivable offset by a reserve of equal amount. Due to recent court decisions, we are no longer appealing the CMS's methodology change. During the year ended December 31, 2022, we reversed the related receivable and reserve. There was no impact on the consolidated balance sheets or the consolidated statements of income as of and for the year ended December 31, 2022.

During the year ended December 31, 2022 we recorded $7.9 million in Medicare cap revenue reduction related to two programs' projected 2022 measurement period liability and five programs' 2023 measurement period liability.

During the year ended December 31, 2021 we recorded $6.6 million in Medicare cap revenue reduction related to two programs' projected 2021 measurement period liability and two programs' 2022 measurement period liability.

During the year ended December 31, 2020 we recorded $6.7 million in Medicare cap revenue reduction related to four programs' projected 2020 measurement period liability.

At December 31, 2022 and 2021, the Medicare cap liability included in other current liabilities on the accompanying balance sheets was $14.4 million and $13.5 million, respectively.

For VITAS' patients in the nursing home setting in which Medicaid pays the nursing home room and board, VITAS serves as a pass-through between Medicaid and the nursing home. We are responsible for paying the nursing home for that patient's room and board. Medicaid reimburses us for 95% of the amount we have paid. This results in a 5% net expense for VITAS related to nursing home room and board. This transaction creates a performance obligation in that VITAS is facilitating room and board being delivered to our patient. As a result, the 5% net expense is recognized as a contra-revenue account under ASC 606 in the accompanying financial statements.

The composition of patient care service revenue by payor and level of care for the year ended December 31, 2022 is as follows (in thousands):

	Medicare	Medicaid	Commercial	Total
Routine home care	$ 973,206	$ 43,340	$ 22,665	$ 1,039,211
Continuous care	70,712	3,159	3,129	77,000
Inpatient care	89,866	7,533	4,962	102,361
	$ 1,133,784	$ 54,032	$ 30,756	$ 1,218,572
All other revenue - self-pay, respite care, etc.				12,438
Subtotal				$ 1,231,010
Medicare cap adjustment				(7,868)
Implicit price concessions				(12,004)
Room and board, net				(9,574)
Net revenue				$ 1,201,564

The composition of patient care service revenue by payor and level of care for the year ended December 31, 2021 is as follows (in thousands):

	Medicare	Medicaid	Commercial	Total
Routine home care	$ 997,846	$ 46,785	$ 25,135	$ 1,069,766
Continuous care	85,626	4,689	4,023	94,338
Inpatient care	98,243	9,486	5,458	113,187
	$ 1,181,715	$ 60,960	$ 34,616	$ 1,277,291
All other revenue - self-pay, respite care, etc.				12,142
Subtotal				$ 1,289,433
Medicare cap adjustment				(6,597)
Implicit price concessions				(11,530)
Room and board, net				(10,060)
Net revenue				$ 1,261,246

The composition of patient care service revenue by payor and level of care for the year ended December 31, 2020 is as follows (in thousands):

	Medicare	Medicaid	Commercial	Total
Routine home care	$ 1,033,487	$ 48,813	$ 24,058	$ 1,106,358
Continuous care	123,696	6,344	5,971	136,011
Inpatient care	100,259	9,646	5,051	114,956
	$ 1,257,442	$ 64,803	$ 35,080	$ 1,357,325
All other revenue - self-pay, respite care, etc.				11,164
Subtotal				$ 1,368,489
Medicare cap adjustment				(6,678)
Implicit price concessions				(14,970)
Room and board, net				(12,174)
Net revenue				$ 1,334,667

Roto-Rooter

Roto-Rooter provides plumbing, drain cleaning, water restoration and other related services to both residential and commercial customers primarily in the United States. Services are provided through a network of company-owned branches, Independent Contractors and franchisees. Service revenue for Roto-Rooter is reported at the amount that reflects the ultimate consideration we expect to receive in exchange for providing services.

Roto-Rooter owns and operates branches focusing mainly on large population centers in the United States. Roto-Rooter's primary lines of business in company-owned branches consist of plumbing, sewer and drain cleaning, excavation and water restoration. For purposes of ASC 606 analysis, plumbing, sewer and drain cleaning, and excavation have been combined into one portfolio and are referred to as "short-term core services". Water restoration is analyzed as a separate portfolio. The following describes the key characteristics of these portfolios:

Short-term Core Services are plumbing, drain and sewer cleaning and excavation services. These services are provided to both commercial and residential customers. The duration of services provided in this category range from a few hours to a few days. There are no significant warranty costs or on-going obligations to the customer once a service has been completed. For residential customers, payment is usually received at the time of job completion before the Roto-Rooter technician leaves the residence. Commercial customers may be granted credit subject to internally designated authority limits and credit check guidelines. If credit is granted, payment terms are generally 30 days or less.

Each job in this category is a distinct service with a distinct performance obligation to the customer. Revenue is recognized at the completion of each job. Variable consideration consists of pre-invoice discounts and post-invoice discounts. Pre-invoice discounts are given in the form of coupons or price concessions. Post-invoice discounts consist of credit memos generally granted to resolve customer service issues. Variable consideration is estimated based on historical activity and recorded at the time service is completed.

Water Restoration Services involve the remediation of water and humidity after a flood. These services are provided to both commercial and residential customers. The duration of services provided in this category generally ranges from 3 to 5 days. There are no significant warranties or on-going obligations to the customer once service has been completed. The majority of these services are paid in part by the customer's insurance company. Variable consideration relates primarily to allowances taken by insurance companies upon payment. Variable consideration is estimated based on historical activity and recorded at the time service is completed.

For both short-term core services and water restoration services, Roto-Rooter satisfies its performance obligation at a point in time. The services provided generally involve fixing plumbing, drainage or flood-related issues at the customer's property. At the time service is complete, the customer acknowledges its obligation to pay for service and its satisfaction with the service performed. This provides evidence that the customer has accepted the service and Roto-Rooter is now entitled to payment. As such, Roto-Rooter recognizes revenue for these services upon completion of the job and receipt of customer acknowledgement. Roto-Rooter's performance obligations for short-term core services and water restoration services relate to contracts with an expected duration of less than a year. Therefore, Roto-Rooter has elected to apply the optional exception provided in ASC 606 and is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. Roto-Rooter does not have significant unsatisfied or partially unsatisfied performance obligations at the time of initial revenue recognition for short-term core or water restoration services.

Roto-Rooter owns the rights to certain territories and contracts with independent third-parties to operate the territory under Roto-Rooter's registered trademarks ("Independent Contractors"). Such contracts are for a specified term but cancellable by either party without penalty with 90 days' advance notice. Under the terms of these arrangements, Roto-Rooter provides certain back office support and advertising along with a limited license to use Roto-Rooter's registered trademarks. The Independent Contractor is responsible for all day-to-day management of the business including staffing decisions and pricing of services provided. All performance obligations of Roto-Rooter cease at the termination of the arrangement.

Independent Contractors pay Roto-Rooter a standard fee calculated as a percentage of their cash collection from weekly sales. The primary value for the Independent Contractors under these arrangements is the right to use Roto-Rooter's registered trademarks. Roto-Rooter recognizes revenue from Independent Contractors over-time (weekly) as the Independent Contractor's labor sales are completed and payment from customers are received. Payment from Independent Contractors is also received on a weekly basis. The use of Roto-Rooter's registered trademarks and advertising provides immediate value to the Independent Contractor as a result of Roto-

Rooter's nationally recognized brand. Therefore, over-time recognition provides the most faithful depiction of the transfer of services as the customer simultaneously receives and consumes the benefits provided. There is no significant variable consideration related to these arrangements.

Roto-Rooter has licensed the rights to operate under Roto-Rooter's registered trademarks in other territories to franchisees. The contract is for a 10 year term but cancellable by Roto-Rooter for cause with 60 day advance notice without penalty. The franchisee may cancel the contract for any reason with 60 days advance notice without penalty. Under the terms of the contract, Roto-Rooter provides national advertising and consultation on various aspects of operating a Roto-Rooter business along with the right to use Roto-Rooter's registered trademarks. The franchisee is responsible for all day-to-day management of the business including staffing decisions, pricing of services provided and local advertising spend and placement. All performance obligations of Roto-Rooter cease at the termination of the arrangement.

Franchisees pay Roto-Rooter a standard monthly fee based on the population within the franchise territory. The standard fee is revised on a yearly basis based on changes in the Consumer Price Index for All Urban Consumers. The primary value for the franchisees under this arrangement is the right to use Roto-Rooter's registered trademarks for plumbing, drain care cleaning and water restoration services. Roto-Rooter recognizes revenue from franchisees over-time (monthly). Payment from franchisees is also received on a monthly basis. The use of Roto-Rooter's registered trademarks and advertising provides immediate value to the franchisees as a result of Roto-Rooter's nationally recognized brand. Therefore, over-time recognition provides the most faithful depiction of the transfer of services as the customer simultaneously receives and consumes the benefits provided. There is no significant variable consideration related to these arrangements.

The composition of disaggregated revenue for the years ended December 31, 2022, 2021 and 2020 is as follows (in thousands):

	2022	2021	2020
Drain cleaning	$ 261,606	$ 254,773	$ 218,500
Plumbing	194,274	176,051	147,326
Excavation	222,945	215,190	184,960
Other	708	1,138	1,714
Subtotal - short term core	679,533	647,152	552,500
Water restoration	169,434	153,115	126,378
Independent Contractors	84,442	76,858	64,727
Franchisee fees	5,591	5,068	4,893
Other	16,859	15,576	13,537
Gross revenue	$ 955,859	$ 897,769	$ 762,035
Implicit price concessions and credit memos	(22,460)	(19,754)	(17,119)
Net revenue	$ 933,399	$ 878,015	$ 744,916

3. Long-Term Debt and Lines of Credit

On June 28, 2022, we replaced our existing credit facility with a fifth amended and restated Credit Agreement ("2022 Credit Facilities"). Terms of the 2022 Credit Facilities consist of a five-year $450 million revolver as well as a five-year $100 million term loan. Principal payments of $1.25 million on the term loan are due on the last day of each fiscal quarter, with a final payment due at the end of the agreement. The 2022 Credit Facilities have a floating interest rate that is generally the secured overnight financing rate ("SOFR") plus an additional tiered rate which varies based on our current leverage ratio. As of December 31, 2022, the interest rate is SOFR plus 100 basis points. At December 31, 2021, the interest rate was LIBOR plus 100 basis points. The 2022 Credit Facilities include an expansion feature that provides the Company the opportunity to increase its revolver and or term loan by an additional $250 million. On February 21, 2023, we gave notice that we would pay off $50 million of the $100 million term loan on February 28, 2023. There are no prepayment penalties associated with this pay off. This will reduce the borrowing capacity of the 2022 Credit Facilities from $550 million to $500 million.

Debt issuance costs associated with the prior credit agreement were not written off as the lenders did not change and their relative percentage participation in the facility was substantially the same. Deferred financing costs of $1.5 million for the 2022 Credit Facilities were capitalized during the quarter ended June 30, 2022.

The debt outstanding at December 31, 2022 and 2021 consists of the following (in thousands):

| | December 31, | |
	2022	2021
Revolver	$ -	$ 185,000
Term loan	97,500	-
Total	97,500	185,000
Current portion of long-term debt	(5,000)	-
Long-term debt	$ 92,500	$ 185,000

Scheduled payments of the 2022 Credit Facilities are as follows:

2023	$ 5,000
2024	5,000
2025	5,000
2026	5,000
2027	77,500
	$ 97,500

Capitalized interest was not material for any of the periods shown. Summarized below are the total amounts of interest paid during the years ended December 31 (in thousands):

2022	**$ 3,704**
2021	1,403
2020	2,028

The 2022 Credit Facilities contains the following quarterly financial covenants effective as of December 31, 2022:

Description	Requirement	Chemed December 31, 2022
Leverage Ratio (Consolidated Indebtedness/Consolidated Adj. EBITDA)	< 3.50 to 1.00	0.16 to 1.00
Interest Coverage Ratio (Consolidated Adj. EBITDA/Consolidated Interest Expense)	> 3.00 to 1.00	98.26 to 1.00

We are in compliance with all debt covenants as of December 31, 2022. We have issued $45.3 million in standby letters of credit as of December 31, 2022 for insurance purposes. Issued letters of credit reduce our available credit under the 2022 Credit Facilities. As of December 31, 2022, we have approximately $404.7 million of unused lines of credit available and eligible to be drawn down under our revolving credit facility.

4. Stock-Based Compensation Plans

We have four stock incentive plans under which a total of 6.1 million shares were able to be issued to key employees and directors through a grant of stock options, stock awards and/or performance stock units ("PSUs"). The Compensation/Incentive Committee ("CIC") of the Board of Directors administers these plans.

We grant stock options, stock awards and PSUs to our officers, other key employees and directors to better align their long-term interests with those of our shareholders. We grant stock options at an exercise price equal to the market price of our stock on the date of grant. Options vest ratably annually over a three year period. Those granted after 2014 have a contractual life of 5 years; those granted prior to 2014 have a contractual life of 10 years. Unrestricted stock awards generally are granted to our non-employee directors

annually at the time of our annual meeting. PSUs are contingent upon achievement of multi-year earnings per share ("EPS") targets or total shareholder return ("TSR") targets. Upon achievement of targets, PSUs are converted to unrestricted shares of stock.

We recognize the cost of stock options, stock awards and PSUs on a straight-line basis over the service life of the award, generally the vesting period. We include the cost of all stock-based compensation in selling, general and administrative expense.

In May 2022, the CIC granted 2,358 unrestricted shares of stock to the Company's outside directors.

PERFORMANCE AWARDS

The CIC determines a targeted number of PSUs to be granted to each participant. A participant can ultimately receive up to 200% of the targeted PSUs based upon exceeding the respective EPS and TSR targets.

In February 2020, 2021, and 2022, the CIC granted PSUs contingent upon the achievement of certain TSR targets as compared to the TSR of a group of peer companies for the three-year measurement period, at which date the awards may vest. We utilize a Monte Carlo simulation approach in a risk-neutral framework with inputs including historical volatility and the risk-free rate of interest to value these TSR awards. We amortize the total estimated cost over the service period of the award.

In February 2020, 2021, and 2022, the CIC granted PSUs contingent on the achievement of certain EPS targets over the three-year measurement period. At the end of each reporting period, we estimate the number of shares of stock we believe will ultimately vest and record that expense over the service period of the award.

Comparative data for the PSUs include:

	2022 Awards		2021 Awards		2020 Awards
TSR Awards					
Shares of stock granted - target	**7,983**		6,277		5,156
Per-share fair value	$	**595.70**	$ 599.04	$	643.44
Volatility	**30.4 %**		30.2 %		21.4 %
Risk-free interest rate	**1.7 %**		0.2 %		1.3 %
EPS Awards					
Shares of stock granted - target	**7,983**		6,277		5,156
Per-share fair value	$	**459.77**	$ 491.34	$	487.90
Common Assumptions					
Service period (years)	**2.9**		2.9		2.9
Three-year measurement period ends December 31,	**2024**		2023		2022

The following table summarizes total stock option, stock award and PSU activity during 2022:

| | Stock Options | | | | Stock Awards | | Performance Units (PSUs) | |
	Number of Options	Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (thousands)	Number of Awards	Weighted Average Grant-Date Per-Share Fair Value	Number of Target Units	Weighted Average Grant-Date Price
Outstanding at January 1, 2022	1,154,037 $	392.46			- $	-	35,834 $	487.29
Granted	312,598	462.04			2,358	496.25	25,072	462.79
Exercised/Vested	(256,841)	285.35			(2,358)	496.25	(22,736)	366.63
Canceled/ Forfeited	(28,640)	450.91			-	-	(680)	540.91
Outstanding at December 31, 2022	1,181,154 $	432.75	3.3 $	90,463	- $	-	37,490 $	543.11
Vested and expected to vest at December 31, 2022	1,181,154 $	432.75	3.3 $	90,463	- *$	-	45,747 *$	544.91
Exercisable at December 31, 2022	568,258	405.75	2.4	58,867	n.a.	n.a.	n.a.	n.a.

* Amount includes 16,190 share units which vested and were converted to shares of stock and distributed in the first quarter of 2023.

We estimate the fair value of stock options using the Black-Scholes valuation model. We determine expected term, volatility, and dividend yield and forfeiture rate based on our historical experience. We believe that historical experience is the best indicator of these factors.

Comparative data for stock options, stock awards and PSUs include (in thousands, except per-share amounts):

| | Years Ended December 31, | | |
	2022	2021	2020
Total compensation expense of stock-based compensation plans charged against income	$ 33,613	$ 31,420	$ 26,802
Total income tax benefit recognized in income for stock based compensation expense charged against income	8,487	7,918	6,904
Total intrinsic value of stock options exercised	53,339	62,038	125,448
Total intrinsic value of stock awards vested during the period	1,170	1,173	1,171
Per-share weighted average grant-date fair value of stock awards granted	496.25	482.66	466.43

The assumptions we used to value stock option grants are as follows:

	2022	2021	2020
Stock price on date of issuance	$ 462.04	$ 445.35	$ 471.74
Grant date fair value per option	$ 104.69	$ 96.91	$ 97.56
Number of options granted	312,598	326,806	298,670
Expected term (years)	3.5	3.5	3.5
Risk free rate of return	4.39%	0.87%	0.24%
Volatility	22.29%	28.81%	28.41%
Dividend yield	0.3%	0.3%	0.3%
Forfeiture rate	-	-	-

Other data for stock options, stock awards and PSUs for 2022 include (dollar amounts in thousands):

	Stock Options	Stock Awards	PSUs
Total unrecognized compensation at the end of the year	$ 56,728	$ -	$ 7,782
Weighted average period over which unrecognized compensation to be recognized (years)	2.2	-	1.8
Actual income tax benefit realized	$ 12,481	$ 274	$ 1,775
Aggregate intrinsic value vested and expected to vest	$ 90,463	$ -	$ 23,301

EMPLOYEE STOCK PURCHASE PLAN ("ESPP")

The ESPP allows eligible participants to purchase shares of stock through payroll deductions at current market value. We pay administrative and broker fees associated with the ESPP. Shares of stock purchased for the ESPP are purchased on the open market and credited directly to participants' accounts. In accordance with the FASB's guidance, the ESPP is non-compensatory.

5. Segments and Nature of the Business

Our segments include the VITAS segment and the Roto-Rooter segment. Relative contributions of each segment to service revenues and sales were 56% and 44% in 2022, 59% and 41% in 2021 and 64% and 36% in 2020. The vast majority of our service revenues and sales from continuing operations are generated from business within the United States. Service revenues and sales by business segment are shown in Note 2.

The reportable segments have been defined along service lines, which is consistent with the way the businesses are managed. In determining reportable segments, the RRSC and RRC operating units of the Roto-Rooter segment have been aggregated on the basis of possessing similar operating and economic characteristics. The characteristics of these operating segments and the basis for aggregation are reviewed annually.

We report corporate administrative expenses and unallocated investing and financing income and expense not directly related to either segment as "Corporate". Corporate administrative expense includes the stewardship, accounting and reporting, legal, tax and other costs of operating a publicly held corporation. Corporate investing and financing income and expenses include the costs and income associated with corporate debt and investment arrangements.

Chemed Corporation and Subsidiary Companies

Segment data are set forth below (in thousands):

	For the Years Ended December 31,		
	2022	2021	2020
After-tax Segment Earnings/(Loss)			
VITAS	$ 131,452	$ 162,431	$ 238,782
Roto-Rooter	186,120	166,333	120,394
Total	317,572	328,764	359,176
Corporate	(67,948)	(60,214)	(39,710)
Net income	$ 249,624	$ 268,550	$ 319,466
Interest Income			
VITAS	$ 19,119	$ 18,378	$ 20,565
Roto-Rooter	9,483	7,304	6,332
Total	28,602	25,682	26,897
Corporate	(1)	-	13
Intercompany eliminations	(28,246)	(25,305)	(26,153)
Total interest income	$ 355	$ 377	$ 757
Interest Expense			
VITAS	$ 172	$ 160	$ 166
Roto-Rooter	396	595	340
Total	568	755	506
Corporate	4,016	1,113	1,849
Total interest expense	$ 4,584	$ 1,868	$ 2,355
Income Tax Provision			
VITAS	$ 43,000	$ 52,426	$ 76,473
Roto-Rooter	58,695	51,420	37,038
Total	101,695	103,846	113,511
Corporate	(21,640)	(22,082)	(36,987)
Total income tax provision	$ 80,055	$ 81,764	$ 76,524
Identifiable Assets			
VITAS	$ 750,483	$ 693,490	$ 672,246
Roto-Rooter	512,424	513,191	499,101
Total	1,262,907	1,206,681	1,171,347
Corporate	179,105	136,042	263,564
Total identifiable assets	$ 1,442,012	$ 1,342,723	$ 1,434,911
Additions to Long-Lived Assets			
VITAS	$ 22,580	$ 28,583	$ 28,865
Roto-Rooter	39,111	30,249	27,682
Total	61,691	58,832	56,547
Corporate	177	24	5,246
Total additions to long-lived assets	$ 61,868	$ 58,856	$ 61,793
Depreciation and Amortization			
VITAS	$ 22,056	$ 23,185	$ 22,239
Roto-Rooter	37,044	35,785	34,208
Total	59,100	58,970	56,447
Corporate	72	81	136
Total depreciation and amortization	$ 59,172	$ 59,051	$ 56,583

24

6. Intangible Assets

Amortization of definite-lived intangible assets for the years ended December 31, 2022, 2021, and 2020, was $10.1 million, $10.0 million and $10.0 million, respectively. The following is a schedule by year of projected amortization expense for definite-lived intangible assets (in thousands):

2023	$	10,026
2024		9,978
2025		9,964
2026		9,620
2027		432
Thereafter		2,128

The balance in identifiable intangible assets comprises the following (in thousands):

	Gross Asset		Accumulated Amortization		Net Book Value
December 31, 2022					
Referral networks	$ 22,368	$	(21,458)	$	910
Covenants not to compete	10,141		(9,928)		213
Customer lists	4,746		(2,005)		2,741
Reacquired franchise rights	72,609		(34,325)		38,284
Subtotal - definite-lived intangibles	109,864		(67,716)		42,148
VITAS trade name	51,300		-		51,300
Roto-Rooter trade name	150		-		150
Operating licenses	6,128		-		6,128
Total	$ 167,442	$	(67,716)	$	99,726
December 31, 2021					
Referral networks	$ 21,850	$	(21,365)	$	485
Covenants not to compete	10,076		(9,783)		293
Customer lists	4,747		(1,792)		2,955
Reacquired franchise rights	72,477		(24,708)		47,769
Subtotal - definite-lived intangibles	109,150		(57,648)		51,502
VITAS trade name	51,300		-		51,300
Roto-Rooter trade name	150		-		150
Operating licenses	5,144		-		5,144
Total	$ 165,744	$	(57,648)	$	108,096

7. Acquisitions

In 2022, Roto-Rooter acquired three franchises in New Jersey for a total of $2.29 million in cash. VITAS purchased the hospice assets of one Florida provider for $1.24 million in cash.

No acquisitions were completed during the year ended December 31, 2021.

On June 1, 2020, we completed the acquisition of a Roto-Rooter franchise and the related assets in Indiana for $2.2 million in cash.

Revenue and net income from acquisitions made in 2022, 2021, and 2020 was not material.

On August 2, 2019, we entered into an Asset Purchase Agreement (the "Agreement") to purchase substantially all of the assets of HSW RR, Inc., a Delaware corporation ("HSW") and certain related assets of its affiliates, for $120.0 million, subject to a working capital adjustment that resulted in an additional $1.4 million payment to HSW. HSW owned and operated fourteen Roto-Rooter franchises mainly in the southwestern section of the United States, including Los Angeles, Dallas and Phoenix

On July 1, 2019, we completed the acquisition of a Roto-Rooter franchise and the related assets in Oakland, CA for $18.0 million in cash.

Included in the allocation of the purchase price for these 2019 acquisitions was $59.2 million related to reacquired franchise rights. Reacquired franchise rights, included in identifiable intangibles on the Consolidated Balance Sheets, are amortized over the period remaining in each individual franchise agreement. The average amortization period for reacquired franchise rights for the acquisitions made in 2019 is 7.4 years.

The franchise fee revenue, the valuation of reacquired franchise rights and amortization for the acquired franchises are as follows:

	2018 Franchise Revenue		Valuation of Reacquired Franchise Rights		Annualized Amortization of Reacquired Franchise Rights
HSW	$	1,782	$	52,980	$	7,258
Oakland		95		6,190		825
Subtotal		1,877	$	59,170	$	8,083
All other franchise territories		4,505				
	$	6,382				

As a result of the acquisitions, 2018 is the last full-year of franchise revenue received from HSW and Oakland. Total franchise revenue in 2019 for all of Roto-Rooter was $6.1 million.

Goodwill is assessed for impairment on a yearly basis as of October 1. The primary factor that contributed to the purchase price resulting in the recognition of goodwill is operational efficiencies expected as a result of consolidating stand-alone franchises and Roto-Rooter's network of nationwide branches. All goodwill recognized is deductible for tax purposes.

8. Discontinued Operations

At December 31, 2022 and 2021, the accrual for our estimated liability for potential environmental cleanup and related costs arising from the 1991 sale of DuBois amounted to $1.7 million. Of the 2022 balance, $826,000 is included in other current liabilities and $899,000 is included in other liabilities (long-term). The estimated amounts and timing of payments of these liabilities follows (in thousands):

2023	$	826
2024		300
Thereafter		599
	$	1,725

We are contingently liable for additional DuBois-related environmental cleanup and related costs up to a maximum of $14.9 million. On the basis of a continuing evaluation of the potential liability, we believe it is not probable this additional liability will be paid. Accordingly, no provision for this contingent liability has been recorded. The potential liability is not insured, and the recorded liability does not assume the recovery of insurance proceeds. Also, the environmental liability has not been discounted because it is not possible to reliably project the timing of payments. We believe that any adjustments to our recorded liability will not materially adversely affect our financial position, results of operations or cash flows.

9. Cash Overdrafts, Cash Equivalents, and Supplemental Cash Flow Disclosure

Included in the accompanying Consolidated Balance Sheets are $1.9 million, $1.9 million, and $3.9 million of capitalized property and equipment which were not paid for as of December 31, 2022, 2021, and 2020, respectively. These amounts have been excluded from capital expenditures in the accompanying Consolidated Statements of Cash Flows. There are no material non-cash amounts included in interest expense for any period presented.

There are no cash overdrafts included in accounts payable as of December 31, 2022. There was $11.9 million of cash overdrafts included in accounts payable as of December 31, 2021.

From time to time throughout the year, we invest excess cash in money market funds directly with major commercial banks. We closely monitor the creditworthiness of the institutions with which we invest our overnight funds. The amount invested was not material for each balance sheet date presented.

10. Other (Expense)/Income -- Net

Other (expense)/income -- net comprises the following (in thousands):

	For the Years Ended December 31,		
	2022	2021	2020
Market value (losses)/gains related to deferred compensation trusts	$ (9,970)	$ 8,310	$ 7,933
Interest income	355	377	757
Other income/(expense)--net	382	457	(25)
Total other (expense)/income	$ (9,233)	$ 9,144	$ 8,665

The market value gain or loss relates to realized and unrealized activity on the assets in the deferred compensation trust. There is an offsetting amount in selling, general and administrative expense to reflect the corresponding increase or decrease in the liability.

11. Income Taxes

The provision for income taxes comprises the following (in thousands):

	For the Years Ended December 31,		
	2022	2021	2020
Current			
U.S. federal	$ 52,910	$ 64,620	$ 58,602
U.S. state and local	11,813	14,233	15,950
Foreign	505	511	539
Deferred			
U.S. federal, state and local	14,821	2,358	1,456
Foreign	6	42	(23)
Total	$ 80,055	$ 81,764	$ 76,524

Chemed Corporation and Subsidiary Companies

A summary of the temporary differences that give rise to deferred tax assets/ (liabilities) follows (in thousands):

| | December 31, | |
	2022	2021
Lease liabilities	$ **39,057**	$ 35,936
Accrued liabilities	**38,620**	42,840
Stock compensation expense	**9,102**	6,976
Implicit price concessions	**7,572**	7,744
State net operating loss carryforwards	**1,443**	1,920
Other	**1,330**	920
Deferred income tax assets	**97,124**	96,336
Amortization of intangible assets	**(43,205)**	(41,925)
Accelerated tax depreciation	**(36,519)**	(35,416)
Right of use lease assets	**(35,514)**	(32,489)
Deposit with OAS	**(12,769)**	-
Currents assets	**(5,064)**	(3,858)
State income taxes	**(2,634)**	(2,504)
Market valuation of investments	**102**	(3,189)
Other	**(134)**	(138)
Deferred income tax liabilities	**(135,737)**	(119,519)
Net deferred income tax liabilities	$ **(38,613)**	$ (23,183)

At December 31, 2022 and 2021, state net operating loss carryforwards were $41.9 million and $43.9 million, respectively. These net operating losses will expire, in varying amounts, between 2023 and 2042. Based on our history of operating earnings, we have determined that our operating income will, more likely than not, be sufficient to ensure realization of our deferred income tax assets.

A reconciliation of the beginning and ending of year amount of our unrecognized tax benefit is as follows (in thousands):

	2022	2021	2020
Balance at January 1,	$ **1,379**	$ 1,304	$ 1,323
Decrease due to expiration of statute of limitations	**(422)**	(258)	(219)
Unrecognized tax benefits due to positions taken in current year	**356**	333	200
Balance at December 31,	$ **1,313**	$ 1,379	$ 1,304

We file tax returns in the U.S. federal jurisdiction and various states. The years ended December 31, 2019 and forward remain open for review for federal income tax purposes. The earliest open year relating to any of our major state jurisdictions is the fiscal year ended December 31, 2017. During the next twelve months, we do not anticipate a material net change in unrecognized tax benefits.

We classify interest related to our accrual for uncertain tax positions in separate interest accounts. As of December 31, 2022, and 2021, we have approximately $112,000 and $131,000, respectively, accrued in interest payable related to uncertain tax positions. These accruals are included in other current liabilities in the accompanying consolidated balance sheet. Net interest expense related to uncertain tax positions included in interest expense in the accompanying consolidated statement of income is not material.

28

The difference between the actual income tax provision for continuing operations and the income tax provision calculated at the statutory U.S. federal tax rate is explained as follows (in thousands):

	For the Years Ended December 31,		
	2022	2021	2020
Income tax provision calculated using the statutory rate of 21%	$ **69,233**	$ 73,566	$ 83,158
State and local income taxes, less federal income tax effect	**10,207**	10,025	13,855
Nondeductible expenses	**6,958**	7,443	5,377
Excess stock compensation tax benefits	**(5,928)**	(9,884)	(26,089)
Other--net	**(415)**	614	223
Income tax provision	$ **80,055**	$ 81,764	$ 76,524
Effective tax rate	**24.3** %	23.3 %	19.3 %

Summarized below are the total amounts of income taxes paid during the years ended December 31 (in thousands):

2022	$	**65,894**
2021		99,430
2020		61,517

Provision has not been made for additional taxes on $35.1 million of undistributed earnings of our domestic subsidiaries. Should we elect to sell our interest in these businesses rather than to affect a tax-free liquidation, additional taxes amounting to approximately $8.4 million would be incurred based on current income tax rates.

12. Other Assets

Other assets comprise of the following (in thousands):

	December 31,	
	2022	2021
Deposit with OAS (Note 18)	$ **50,274**	$ -
Cash surrender value life insurance	**3,636**	3,640
Noncurrent advances and deposits	**2,368**	2,130
Deferred debt costs (Note 3)	**1,703**	474
Other	**1,826**	1,894
	$ **59,807**	$ 8,138

13. Properties and Equipment

A summary of properties and equipment follows (in thousands):

	December 31,	
	2022	2021
Land	$ **11,862**	$ 11,348
Buildings and building improvements	**123,845**	122,762
Transportation equipment	**79,810**	73,322
Machinery and equipment	**154,603**	143,335
Computer software	**69,283**	64,064
Furniture and fixtures	**76,042**	78,979
Projects under development	**20,189**	17,781
Total properties and equipment	**535,634**	511,591
Less accumulated depreciation	**(335,920)**	(317,911)
Net properties and equipment	$ **199,714**	$ 193,680

The net book value of computer software at December 31, 2022 and 2021, was $8.9 million and $9.0 million, respectively. Depreciation expense for computer software was $5.5 million, $5.8 million and $5.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

14. Leases

Chemed and each of its operating subsidiaries are service companies. As such, real estate leases comprise the largest lease obligation (and conversely, right of use asset) in our lease portfolio. VITAS has leased office space, as well as space for IPUs and/or contract beds within hospitals. Roto-Rooter has leased office space.

The components of balance sheet information related to leases were as follows:

	December 31,	
	2022	2021
Assets		
Operating lease assets	**$ 135,662**	$ 125,048
Liabilities		
Current operating leases	**38,996**	37,913
Noncurrent operating leases	**110,513**	100,629
Total operating lease liabilities	**$ 149,509**	$ 138,542

The components of lease expense were as follows:

	December 31,	
	2022	2021
Lease Expense (a)		
Operating lease expense	**$ 59,530**	$ 61,474
Sublease income	**(181)**	(181)
Net lease expense	**$ 59,349**	$ 61,293

(a) Includes short-term leases and variable lease costs, which are immaterial. Included in both cost of services provided and goods sold and selling, general and administrative expenses.

The components of cash flow information related to leases were as follows:

	December 31,		
	2022		2021
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from leases	$	**49,571**	$ 50,990
Leased assets obtained in exchange for new operating lease liabilities	$	**57,551**	$ 52,878
Weighted Average Remaining Lease Term			
Operating leases			4.67 years
Weighted Average Discount Rate			
Operating leases			2.55%

Maturity of Operating Lease Liabilities (in thousands)

2023	$	**45,737**
2024		36,360
2025		28,798
2026		22,152
2027		11,694
Thereafter		14,509
Total lease payments	$	159,250
Less: interest		(9,741)
Total liability recognized on the balance sheet	$	149,509

For leases commencing prior to 2019, minimum rental payments exclude payments to landlords for real estate taxes and common area maintenance. Operating lease payments include $2.7 million related to extended lease terms that are reasonably certain of being exercised and exclude $928,000 of lease payments for leases signed but not yet commenced.

15. Retirement Plans

Retirement obligations under various plans cover substantially all full-time employees who meet age and/or service eligibility requirements. All plans providing retirement benefits to our employees are defined contribution plans. Expenses for our retirement and profit-sharing plans, excess benefit plans and other similar plans are as follows (in thousands):

For the Years Ended December 31,		
2022	2021	2020
$ **11,533**	$ 28,554	$ 27,084

These expenses include the impact of market gains and losses on assets held in deferred compensation plans.

Trust assets invested in shares of our stock are included in treasury stock, and the corresponding liability is included in a separate component of stockholders' equity. At December 31, 2022, these trusts held 63,032 shares at historical average cost of $2.2 million (2021 – 65,663 shares or $2.2 million).

We have excess benefit plans for key employees whose participation in the qualified plans is limited by U.S. Employee Retirement Income Security Act requirements. Benefits are determined based on theoretical participation in the qualified plans. Benefits are only invested in mutual funds, and participants are not permitted to diversify accumulated benefits in shares of our capital stock.

16. Earnings Per Share

The computation of earnings per share follows (in thousands, except per share data):

		Net Income		
For the Years Ended December 31,	Net Income		Shares	Earnings per Share
2022				
Earnings	$	**249,624**	**14,929**	$ **16.72**
Dilutive stock options		**-**	**130**	
Nonvested stock awards		**-**	**40**	
Diluted earnings	$	**249,624**	**15,099**	$ **16.53**
2021				
Earnings	$	268,550	15,671	$ 17.14
Dilutive stock options		-	221	
Nonvested stock awards		-	46	
Diluted earnings	$	268,550	15,938	$ 16.85
2020				
Earnings	$	319,466	15,955	$ 20.02
Dilutive stock options		-	368	
Nonvested stock awards		-	75	
Diluted earnings	$	319,466	16,398	$ 19.48

During 2022, 891,000 stock options were excluded from the computation of diluted earnings per share as their exercise prices were greater than the average market price during most of the year. During 2021, 617,000 stock options were also excluded. During 2020, 566,000 stock options were also excluded.

17. Financial Instruments

FASB's authoritative guidance on fair value measurements defines a hierarchy which prioritizes the inputs in fair value measurements. Level 1 measurements are measurements using quoted prices in active markets for identical assets or liabilities. Level 2 measurements use significant other observable inputs. Level 3 measurements are measurements using significant unobservable inputs which require a company to develop its own assumptions. In recording the fair value of assets and liabilities, companies must use the most reliable measurement available.

The following shows the carrying value, fair value and the hierarchy for our financial instruments as of December 31, 2022 (in thousands):

| | | | Fair Value Measure | | |
		Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments of deferred compensation plans held in trust	$	93,196	$ 93,196	$ -	$ -
Long-term debt and current portion of long-term debt		97,500	-	97,500	-

The following shows the carrying value, fair value and the hierarchy for our financial instruments as of December 31, 2021 (in thousands):

| | | | Fair Value Measure | | |
		Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments of deferred compensation plans held in trust	$	98,884	$ 98,884	$ -	$ -
Long-term debt		185,000	-	185,000	-

For cash and cash equivalents, accounts receivable and accounts payable, the carrying amount is a reasonable estimate of fair value because of the liquidity and short-term nature of these instruments. As further described in Note 3, our outstanding long-term debt and current portion of long-term debt have floating interest rates that are reset at short-term intervals, generally 30 or 60 days. The interest rate we pay also includes an additional amount based on our current leverage ratio. As such, we believe our borrowings reflect significant nonperformance risks, mainly credit risk. Based on these factors, we believe the fair value of our long-term debt and current portion of long-term debt approximate the carrying value.

18. Legal and Regulatory Matters

The VITAS segment of the Company's business operates in a heavily-regulated industry. As a result, the Company is subjected to inquiries and investigations by various government agencies, which can result in penalties including repayment obligations, funding withholding, or debarment, as well as to lawsuits, including *qui tam* actions. The following sections describe the various ongoing material lawsuits and investigations of which the Company is currently aware. Other than as described below, it is not possible at this time for us to estimate either the timing or outcome of any of those matters, or whether any potential loss, or range of potential losses, is probable or reasonably estimable.

Regulatory Matters and Litigation

On October 30, 2017, the Company entered into a settlement agreement to resolve civil litigation under the False Claims Act brought by the United States Department of Justice ("DOJ") on behalf of the OIG and various relators concerning VITAS, filed in the U.S. District Court of the Western District of Missouri. The Company denied any violation of law and agreed to settlement without admission of wrongdoing.

In connection with the settlement, VITAS and certain of its subsidiaries entered into a corporate integrity agreement ("CIA") on October 30, 2017. The CIA formalizes various aspects of VITAS' already existing Compliance Program and contains requirements designed to document compliance with federal healthcare program requirements. It has a term of five years during which it imposes

Chemed Corporation and Subsidiary Companies

monitoring, reporting, certification, oversight, screening and training obligations, certain of which had previously been implemented by VITAS. Although the five-year term has lapsed, VITAS still has certain obligations under the agreement including having an Independent Review Organization perform audit and review functions and to prepare reports regarding compliance with federal healthcare programs for the fifth year of the agreement. In the event of breach of the CIA, VITAS could become liable for payment of stipulated penalties or could be excluded from participation in federal healthcare programs.

On October 16, 2020, VITAS received a Civil Investigative Demand ("CID") issued by the U.S. Department of Justice pursuant to the False Claims Act concerning allegations of the submission of false claims for hospice services for which reimbursement was sought from federal healthcare programs, including Medicare. The CID has requested information regarding 32 patients from our Florida operations. On November 30, 2022, VITAS received a Letter of Declination from the DOJ, informing VITAS that the United States was declining to intervene in this case giving rise to the CID, *United States Ex. Rel. O'Keefe v VITAS Healthcare Corporation*, *et al*. that was unsealed on November 15, 2022. The company cannot predict the eventual outcome, or reasonably estimate any potential loss from this lawsuit at this time.

VITAS is one of a group of hospice providers selected by the OIG's Office of Audit Services ("OAS") for inclusion in an audit of the provision of elevated level-of-care hospice services. On July 14, 2022, VITAS received the final audit report from OAS. Per this report, the OAS audit examined VITAS inpatient and continuous care claims for the period April 2017 to March 2019. The audit covered a total population of 50,850 claims representing total Medicare reimbursement of $210.0 million during this two-year time period. From this population, OAS selected 100 claims, representing $688,000 of reimbursement, for detailed review. The final OAS audit report includes a series of recommendations, including that VITAS repay approximately $140.0 million of the $210.0 million VITAS received from Medicare for hospice services during this two-year period, despite the fact that at the time of the release of the results of the audit, many of the disputed claims were time-barred from being challenged. VITAS believes that the OAS audit process and related final report contains significant flaws including its methodology, medical reviews, technical reviews, proposed extrapolation methodology, and contravenes the "reasonable physician standard" set forth in the appliable Aseracare precedent.

On August 29, 2022, six weeks subsequent to the OAS finalizing its audit, VITAS received a demand letter from its Medicare Administrative Contractor ("MAC") seeking repayment of $50.3 million. This demand letter is $90.0 million lower than the final OAS audit recommendation, as a significant portion of the 100 claims reviewed are closed pursuant to applicable law and ineligible to be reopened. VITAS timely filed its initial appeal of the overpayment decision and has deposited $50.3 million under the "Immediate Recoupment" process to preserve its appeal rights. The amount deposited has been recorded as an "other long-term asset" in the consolidated balance sheets, as detailed in Note 12. VITAS intends to vigorously defend the claims brought; however, the Company cannot predict the eventual outcome, or reasonably estimate any potential loss, from any such claims at this time.

Regardless of the outcome of any of the preceding matters, dealing with the various regulatory agencies and opposing parties can adversely affect us through defense costs, potential payments, withholding of governmental funding, diversion of management time, and related publicity. Although the Company intends to defend them vigorously, there can be no assurance that those suits will not have a material adverse effect on the Company.

19. Capital Stock Transactions

We repurchased the following capital stock:

	For the Years Ended December 31,		
	2022	2021	2020
Total cost of repurchased shares (in thousands):	$ 114,074	$ 576,483	$ 175,594
Shares repurchased	232,500	1,195,529	384,252
Weighted average price per share	$ 490.64	$ 482.20	$ 456.98

In May and November 2021, the Board of Directors authorized a total of $600.0 million for additional stock repurchase under the February 2011 repurchase program. We currently have $87.9 million of authorization remaining under this share purchase plan.

20. Other Operating Expenses/(Income)

		December 31,			
	2022		2021		2020
Litigation settlements	$	**4,000**	$	- $	4,589
(Gain)/loss on disposal of property and equipment		**(309)**		987	541
CARES Act grant income		**-**		-	(80,225)
Total other operating expenses/(income)	$	**3,691**	$	987 $	(75,095)

See Note 1 for further discussion of the accounting for the CARES Act grant income.

21. Other Current Liabilities

		December 31,		
		2022		2021
Retention bonus	$	**19,634**	$	-
Medicare cap		**14,380**		13,517
All other		**26,990**		25,516
	$	**61,004**	$	39,033

There are no individual amounts exceeding 5% of the total current liabilities in the "all other" line item for either period presented.

CHEMED CORPORATION AND SUBSIDIARY COMPANIES
UNAUDITED CONSOLIDATING STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022
(in thousands)(unaudited)

2022	VITAS	Roto-Rooter	Corporate	Chemed Consolidated
Service revenues and sales	$ 1,201,564	$ 933,399	$ -	$ 2,134,963
Cost of services provided and goods sold	931,861	438,016	-	1,369,877
Selling, general and administrative expenses	89,187	222,257	47,283	358,727
Depreciation	21,955	27,075	72	49,102
Amortization	101	9,969	-	10,070
Other operating expenses	3,337	354	-	3,691
Total costs and expenses	1,046,441	697,671	47,355	1,791,467
Income/(loss) from operations	155,123	235,728	(47,355)	343,496
Interest expense	(172)	(396)	(4,016)	(4,584)
Intercompany interest income/(expense)	18,901	9,345	(28,246)	-
Other (expense)/income—net	600	138	(9,971)	(9,233)
Income/(loss) before income taxes (a)	174,452	244,815	(89,588)	329,679
Income taxes	(43,000)	(58,695)	21,640	(80,055)
Net income/(loss) (a)	$ 131,452	$ 186,120	$ (67,948)	$ 249,624

(a) The following amounts are included in income from continuing operations (in thousands):

Pretax benefit/(cost):	VITAS	Roto-Rooter	Corporate	Chemed Consolidated
Stock option expense	$ -	$ -	$ (26,254)	$ (26,254)
Licensed healthcare worker retention bonus	(19,634)	-	-	(19,634)
Amortization of reacquired franchise agreements	-	(9,408)	-	(9,408)
Long-term incentive compensation	-	-	(7,801)	(7,801)
Litigation settlements	(4,000)	-	-	(4,000)
Direct costs related to Covid-19	(310)	(988)	(89)	(1,387)
Medicare cap sequestration adjustment	(138)	-	-	(138)
Total	$ (24,082)	$ (10,396)	$ (34,144)	$ (68,622)

After-tax benefit/(cost):	VITAS	Roto-Rooter	Corporate	Chemed Consolidated
Stock option expense	$ -	$ -	$ (22,028)	$ (22,028)
Licensed healthcare worker retention bonus	(14,647)	-	-	(14,647)
Amortization of reacquired franchise agreements	-	(6,915)	-	(6,915)
Long-term incentive compensation	-	-	(6,858)	(6,858)
Excess tax benefits on stock compensation	-	-	5,928	5,928
Litigation settlements	(2,984)	-	-	(2,984)
Direct costs related to Covid-19	(231)	(726)	(68)	(1,025)
Medicare cap sequestration adjustment	(103)	-	-	(103)
Total	$ (17,965)	$ (7,641)	$ (23,026)	$ (48,632)

CHEMED CORPORATION AND SUBSIDIARY COMPANIES
UNAUDITED CONSOLIDATING STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands)(unaudited)

	VITAS	Roto-Rooter	Corporate	Chemed Consolidated
2021				
Service revenues and sales	$ 1,261,246	$ 878,015	$ -	$ 2,139,261
Cost of services provided and goods sold	953,420	416,038	-	1,369,458
Selling, general and administrative expenses	87,585	215,036	64,106	366,727
Depreciation	23,114	25,816	81	49,011
Amortization	71	9,969	-	10,040
Other operating expenses	876	111	-	987
Total costs and expenses	1,065,066	666,970	64,187	1,796,223
Income/(loss) from operations	196,180	211,045	(64,187)	343,038
Interest expense	(160)	(595)	(1,113)	(1,868)
Intercompany interest income/(expense)	18,125	7,180	(25,305)	-
Other income—net	712	123	8,309	9,144
Income/(loss) before income taxes (a)	214,857	217,753	(82,296)	350,314
Income taxes	(52,426)	(51,420)	22,082	(81,764)
Net income/(loss) (a)	$ 162,431	$ 166,333	$ (60,214)	$ 268,550

(a) The following amounts are included in income from continuing operations (in thousands):

	VITAS	Roto-Rooter	Corporate	Chemed Consolidated
Pretax benefit/(cost):				
Stock option expense	$ -	$ -	$ (22,502)	$ (22,502)
Direct costs related to COVID-19	(16,297)	(2,434)	(38)	(18,769)
Amortization of reacquired franchise agreements	-	(9,408)	-	(9,408)
Long-term incentive compensation	-	-	(9,167)	(9,167)
Facility relocation expenses	(1,855)	-	-	(1,855)
Litigation settlements	-	98	-	98
Other	-	-	(218)	(218)
Total	$ (18,152)	$ (11,744)	$ (31,925)	$ (61,821)

	VITAS	Roto-Rooter	Corporate	Chemed Consolidated
After-tax benefit/(cost):				
Stock option expense	$ -	$ -	$ (18,879)	$ (18,879)
Direct costs related to COVID-19	(12,157)	(1,789)	(29)	(13,975)
Excess tax benefits on stock compensation	-	-	9,884	9,884
Long-term incentive compensation	-	-	(8,094)	(8,094)
Amortization of reacquired franchise agreements	-	(6,915)	-	(6,915)
Facility relocation expenses	(1,384)	-	-	(1,384)
Litigation settlements	-	72	-	72
Other	-	-	(166)	(166)
Total	$ (13,541)	$ (8,632)	$ (17,284)	$ (39,457)

CHEMED CORPORATION AND SUBSIDIARY COMPANIES
UNAUDITED CONSOLIDATING STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands)(unaudited)

	VITAS	Roto-Rooter	Corporate	Chemed Consolidated
2020				
Service revenues and sales	$ 1,334,667	$ 744,916	$ -	$ 2,079,583
Cost of services provided and goods sold	1,010,693	367,504	-	1,378,197
Selling, general and administrative expenses	85,445	188,268	56,505	330,218
Depreciation	22,168	24,292	136	46,596
Amortization	71	9,916	-	9,987
Other operating (income)/expenses	(78,590)	3,495	-	(75,095)
Total costs and expenses	1,039,787	593,475	56,641	1,689,903
Income/(loss) from operations	294,880	151,441	(56,641)	389,680
Interest expense	(166)	(340)	(1,849)	(2,355)
Intercompany interest income/(expense)	19,897	6,256	(26,153)	-
Other income—net	644	75	7,946	8,665
Income/(loss) before income taxes (a)	315,255	157,432	(76,697)	395,990
Income taxes	(76,473)	(37,038)	36,987	(76,524)
Net income/(loss) (a)	$ 238,782	$ 120,394	$ (39,710)	$ 319,466

(a) The following amounts are included in income from continuing operations (in thousands):

	VITAS	Roto-Rooter	Corporate	Chemed Consolidated
Pretax benefit/(cost):				
CARES Act grant	$ 80,225	$ -	$ -	$ 80,225
Direct costs related to COVID-19	(35,441)	(3,819)	-	(39,260)
Stock option expense	-	-	(18,422)	(18,422)
Amortization of reacquired franchise agreements	-	(9,408)	-	(9,408)
Long-term incentive compensation	-	-	(8,937)	(8,937)
Litigation settlements	-	(3,639)	-	(3,639)
Medicare cap sequestration adjustment	(619)	-	-	(619)
Total	$ 44,165	$ (16,866)	$ (27,359)	$ (60)

	VITAS	Roto-Rooter	Corporate	Chemed Consolidated
After-tax benefit/(cost):				
CARES Act grant	$ 59,848	$ -	$ -	$ 59,848
Direct costs related to COVID-19	(26,430)	(2,808)	-	(29,238)
Stock option expense	-	-	(15,700)	(15,700)
Amortization of reacquired franchise agreements	-	(6,914)	-	(6,914)
Long-term incentive compensation	-	-	(7,895)	(7,895)
Litigation settlements	-	(2,675)	-	(2,675)
Medicare cap sequestration adjustment	(462)	-	-	(462)
Excess tax benefits on stock compensation	-	-	26,089	26,089
Total	$ 32,956	$ (12,397)	$ 2,494	$ 23,053

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE SUMMARY

We operate through our two wholly owned subsidiaries: VITAS Healthcare Corporation ("VITAS") and Roto-Rooter Group, Inc. ("Roto-Rooter"). VITAS focuses on hospice care that helps make terminally ill patients' final days as comfortable as possible. Through its team of doctors, nurses, home health aides, social workers, clergy and volunteers, VITAS provides direct medical services to patients, as well as spiritual and emotional counseling to both patients and their families. Roto-Rooter is focused on providing plumbing, drain cleaning, water restoration and other related services to both residential and commercial customers. Through its network of company-owned branches, Independent Contractors and franchisees, Roto-Rooter offers plumbing and drain cleaning service to over 90% of the U.S. population.

The vast majority of the Company's operations are located in the United States. As both operations are service companies, our employees are the most critical resource of the Company. We have very little or no exposure related to customers, vendors or employees in other regions of the world.

The following is a summary of the key operating results for the years ended December 31, 2022, 2021 and 2020 (in thousands except percentages and per share amounts):

	2022	2021	2020
Consolidated service revenues and sales	$ 2,134,963	$ 2,139,261	$ 2,079,583
Consolidated net income	$ 249,624	$ 268,550	$ 319,466
Diluted EPS	$ 16.53	$ 16.85	$ 19.48
Adjusted net income	$ 298,256	$ 308,007	$ 296,413
Adjusted diluted EPS	$ 19.75	$ 19.33	$ 18.08
Adjusted EBITDA	$ 452,294	$ 461,414	$ 444,823
Adjusted EBITDA as a % of revenue	21.2 %	21.6 %	21.4 %

Adjusted net income, adjusted diluted EPS, earnings before interest, taxes and depreciation and amortization ("EBITDA") and Adjusted EBITDA are not measures derived in accordance with GAAP. We use Adjusted EPS as a measure of earnings for certain long-term incentive awards. We use adjusted EBITDA to determine compliance with certain debt covenants. We provide non-GAAP measures to help readers evaluate our operating results and compare our operating performance with that of similar companies that have different capital structures. Our non-GAAP measures should not be considered in isolation or as a substitute for comparable measures presented in accordance with GAAP. Reconciliations of our non-GAAP measures are presented in tables following the Critical Accounting Policies section.

2022 versus 2021

The decrease in consolidated service revenues and sales from 2022 to 2021 was a result of a 4.7% decrease at VITAS offset by a 6.3% increase at Roto-Rooter. The increase in service revenues at Roto-Rooter was driven by an increase in all major service lines. The decrease in service revenues at VITAS is comprised primarily of a 3.8% decrease in days-of-care, a 1.6% decrease in acuity mix shift offset by a 0.8% increase in geographically weighted reimbursement rates. Reimbursement rates in the year were impacted as a result of CMS reimplementing the 2% sequestration cut that was suspended at the start of the COVID-19 pandemic. The combination of an increase in Medicare cap and other contra revenue changes negatively impacted revenue growth by approximately 10 basis points.

The pandemic has resulted in a significant shortage of licensed healthcare workers industry wide. VITAS has not been immune to this shortage. As a result, on July 1, 2022, VITAS implemented a hiring and retention bonus program for its licensed healthcare workers. It is a temporary program intended to help VITAS attract and retain licensed healthcare workers in light of the pandemic induced healthcare worker shortage. An eligible employee must continue in employment for a period of one-year from July 1st to receive a bonus. Additionally, employees hired between July 1, 2022 and June 30, 2023 are eligible if they continue employment for a one-year period from their hire date. The Company accrued $19.6 million as of December 31, 2022 related to this retention bonus program.

During the period from May 1, 2020 through March 31, 2022, the 2% Medicare sequestration reimbursement cut was suspended. For the years ended December 31, 2022 and 2021, approximately $8.6 million and $23.9 million respectively, was

recognized as revenue due to the suspension of sequestration. Sequestration was phased back into place at 1% from April 1, 2022 to June 30, 2022 and the full 2% thereafter.

We are closely monitoring the impact of the pandemic on all aspects of our business including impacts to employees, customers, patients, suppliers and vendors. The length and severity of the pandemic, coupled with related governmental actions including relief acts and actions relating to our workforce at federal, state and local levels, and underlying economic disruption will determine the ultimate short-term and long-term impact to our business operations and financial results. We are unable to predict the myriad of possible issues that could arise or the ultimate effect to our businesses as a result of the unknown short, medium and long-term impacts that the pandemic will have on the United States economy and society as a whole.

Chemed and its subsidiaries had deferred $36.4 million of certain employer payroll taxes as permitted by the CARES Act during 2020. $18.2 million was paid during 2021 and the remaining $18.2 million was paid in 2022.

2021 versus 2020

The increase in consolidated service revenues and sales from 2020 to 2021 was a result of a 17.9% increase at Roto-Rooter offset by a 5.5% decrease at VITAS. The increase in service revenues at Roto-Rooter was driven by an increase in all major service lines. The decrease in service revenues at VITAS is comprised primarily of a 5.7% decrease in days-of-care, a 1.7% decrease in acuity mix shift offset by a 1.7% increase in geographically weighted reimbursement rates. The combination of a lower Medicare cap revenue reduction and other contra revenue changes offset a portion of the revenue decline by approximately 20 basis points.

We are closely monitoring the impact of the pandemic on all aspects of our business including impacts to employees, customers, patients, suppliers and vendors. The length and severity of the pandemic, coupled with related governmental actions including relief acts and actions relating to our workforce at federal, state and local levels, and underlying economic disruption will determine the ultimate short-term and long-term impact to our business operations and financial results. To date, we have seen shifts in demand and mix of services, changes in referral patterns, an increase in usage and reliance on our technology infrastructure, difficulties hiring and retaining workforce and vaccine mandates imposed on our frontline healthcare workers, among other changes. We are unable to predict the myriad of possible issues that could arise or the ultimate effect to our businesses as a result of the unknown short, medium and long-term impacts that the pandemic will have on the United States economy and society as a whole.

During the period from May 1, 2020 through March 31, 2022, the 2% Medicare sequestration reimbursement cut was suspended. For the years ended December 31, 2021 and 2020, approximately $23.9 million and $16.8 million respectively, was recognized as revenue due to the suspension of sequestration. Sequestration will be phased back into place at 1% from April 1, 2022 to June 30, 2022 and the full 2% thereafter.

All CARES Act funds received have been fully recognized as of December 31, 2020.

Impact of Current Market Conditions

VITAS 2023 revenue, prior to Medicare Cap, is estimated to increase 6.0% to 7.0% when compared to 2022. Forecasted revenue growth is negatively impacted by 75-basis points as a result of the sequestration relief in the first half of 2022 compared to a full year of sequestration in 2023. ADC is estimated to increase 3.5% to 4.0%, with the majority of this census growth in the second half of 2023 as increased staffing and operational capacity generates increased census. Full year adjusted EBITDA margin, prior to Medicare Cap and accrued retention bonuses related to the hiring initiatives announced last year, is estimated to be 16.3% to 16.6%. We are currently estimating $11 million for Medicare Cap billing limitations in calendar year 2023.

Roto-Rooter is forecasted to achieve full-year 2023 revenue growth of 5.0% to 5.5%. Roto-Rooter's adjusted EBITDA margin for 2023 is expected to be 29.3% to 29.5%.

Based upon the above, full-year 2023 earnings per diluted share, excluding non-cash expense for stock options, tax benefits from stock option exercises, costs related to litigation, retention program for licensed healthcare employees, and other discrete items, is estimated to be in the range of $20.75 to $21.10. Current 2023 guidance assumes an effective corporate tax rate on adjusted earnings of 25.1% and a diluted share count of 15.0 million shares. Chemed's 2022 reported adjusted earnings per diluted share was $19.75.

LIQUIDITY AND CAPITAL RESOURCES

Significant factors affecting our cash flows during 2022 and financial position at December 31, 2022, include the following:

- Our operations generated cash of $309.9 million.
- We repurchased $114.5 million of our stock.
- We spent $57.3 million on capital expenditures.
- We paid $22.0 million in dividends.
- We borrowed $97.5 million of debt from our existing credit agreement.
- A $51.7 million increase in other assets due mainly to the OAS deposit, as discussed in Note 18.
- A 31.1 million decrease in accounts payable due to timing of payments.
- A $22.0 million increase other current liabilities mainly due to the retention bonus program implemented at VITAS.
- A $14.8 million increase in long-term deferred income taxes related to the OAS deposit, as discussed in Note 18.

The ratio of total debt to total capital was 10.9% at December 31, 2022. The Company's ratio of total debt to total capital was 22.9% at December 31, 2021. Our current ratio was 0.92 and 0.76 at December 31, 2022 and 2021, respectively.

On June 28, 2022, we replaced our existing credit facility with a fifth amended and restated Credit Agreement ("2022 Credit Facilities"). Terms of the 2022 Credit Facilities consist of a five-year $450 million revolver as well as a five-year $100 million term loan. Principal payments of $1.25 million on the term loan are due on the last day of each fiscal quarter, with a final payment due at the end of the agreement. The 2022 Credit Facilities have a floating interest rate that is generally the secured overnight financing rate ("SOFR") plus an additional tiered rate which varies based on our current leverage ratio. As of December 31, 2022, the interest rate is SOFR plus 100 basis points. The 2022 Credit Facilities include an expansion feature that provides the Company the opportunity to increase its revolver and or term loan by an additional $250 million. On February 21, 2023, we gave notice that we would pay off $50 million of the $100 million term loan on February 28, 2023. There are no prepayment penalties associated with this pay off. This will reduce the borrowing capacity of the 2022 Credit Facilities from $550 million to $500 million.

The 2022 Credit Facilities contains the following quarterly financial covenants effective as of December 31, 2022:

Description	Requirement	Chemed December 31, 2022
Leverage Ratio (Consolidated Indebtedness/Consolidated Adj. EBITDA)	< 3.50 to 1.00	0.16 to 1.00
Interest Coverage Ratio (Consolidated Adj. EBITDA/Consolidated Interest Expense)	> 3.00 to 1.00	98.26 to 1.00

We forecast to be in compliance with all debt covenants through fiscal 2023.

We have issued $45.3 million in standby letters of credit as of December 31, 2022, mainly for insurance purposes. Issued letters of credit reduce our available credit under the revolving credit agreement. As of December 31, 2022, we have approximately $404.7 million of unused lines of credit available and eligible to be drawn down under our revolving credit facility. We believe our cash flow from operating activities and our unused eligible lines of credit are sufficient to fund our obligations and operate our business in the near and long term. We continually evaluate cash utilization alternatives, including share repurchase, debt repayment, acquisitions, and increased dividends to determine the most beneficial use of available capital resources.

CASH FLOW

Our cash flows for 2022, 2021 and 2020 are summarized as follows (in millions):

	For the Years Ended December 31,		
	2022	2021	2020
Net cash provided by operating activities	**$ 309.9**	$ 308.6	$ 489.3
Capital expenditures	**(57.3)**	(58.7)	(58.8)
Net cash provided for operating activities after capital expenditures	**252.6**	249.9	430.5
Purchase of treasury stock in the open market	**(114.5)**	(576.0)	(175.6)
Net (decrease)/increase in long-term debt	**(87.5)**	185.0	(90.0)
Proceeds from exercise of stock options	**45.0**	35.8	50.4
Dividends paid	**(22.0)**	(22.0)	(21.1)
Capital stock surrendered to pay taxes on on stock-based compensation	**(15.6)**	(15.1)	(25.3)
Change in cash overdraft payable	**(11.9)**	11.9	(9.8)
Business combinations	**(3.5)**	-	(3.6)
Other--net	**(1.4)**	0.7	1.0
Increase/(decrease) in cash and cash equivalents	**$ 41.2**	$ (129.8)	$ 156.5

2022 versus 2021

Net cash provided by operating activities increased $1.3 million from December 31, 2021 to December 31, 2022. The main drivers are a decrease in earnings of $18.9 million combined with an increase of $35.5 million in cash outflows for other assets due to the OAS deposit offset by a reduction of $13.4 million in cash paid for litigation settlements and other working capital changes. Additionally, significant changes in our accounts receivable balances are driven mainly by the timing of payments received from the Federal government at our VITAS subsidiary. We typically receive a payment in excess of $42.0 million from the Federal government from hospice services every other Friday. The timing of year end will have a significant impact on the accounts receivable at VITAS. These changes generally normalize over a two-year period, as cash flow variations in one year are offset in the following year. The swing in accounts receivable reduced cash flow by $6.0 million between 2022 and 2021.

In 2022, we repurchased 232,500 shares of Chemed capital stock at a weighted average price of $490.64 per share. In 2021, we repurchased 1,195,529 shares of Chemed stock at a weighted average price of $482.20 per share. Based on our current operations and our current sources of capital, we believe we have the ability to continue our current share repurchase program into the foreseeable future.

2021 versus 2020

Net cash provided by operating activities decreased $180.7 million from December 31, 2020 to December 31, 2021. The main driver of the decrease relates to decreased earnings of $50.9 million, a $33.9 million decrease in income taxes payable as well as by a $18.2 decrease in deferred payroll taxes. We deferred $36.4 million of payroll tax payments as permitted by the CARES Act in 2020. We repaid $18.2 million of these deferred payroll taxes in 2021. Additionally, significant changes in our accounts receivable balances are driven mainly by the timing of payments received from the Federal government at our VITAS subsidiary. We typically receive a payment in excess of $40.0 million from the Federal government from hospice services every other Friday. The timing of year end will have a significant impact on the accounts receivable at VITAS. These changes generally normalize over a two-year period, as cash flow variations in one year are offset in the following year. The swing in accounts receivable reduced cash flow by $21.2 million between 2021 and 2020.

In 2021, we repurchased 1,195,529 shares of Chemed capital stock at a weighted average price of $482.20 per share. In 2020, we repurchased approximately 384,552 shares of Chemed stock at a weighted average price of $456.98 per share. Based on our current operations and our current sources of capital, we believe we have the ability to continue our current share repurchase program into the foreseeable future.

Chemed Corporation and Subsidiary Companies

COMMITMENTS AND CONTINGENCIES

We are subject to various lawsuits and claims in the normal course of our business. In addition, we periodically receive communications from governmental and regulatory agencies concerning compliance with Medicare and Medicaid billing requirements at our VITAS subsidiary. We establish reserves for specific, uninsured liabilities in connection with regulatory and legal action that we deem to be probable and estimable. We disclose the existence of regulatory and legal actions when we believe it is reasonably possible that a loss could occur in connection with the specific action. In most instances, we are unable to make a reasonable estimate of any reasonably possible liability due to the uncertainty of the outcome and stage of litigation. We record legal fees associated with legal and regulatory actions as the costs are incurred.

Please see Note 18 in the Notes to the Consolidated Financial Statements for a description of current material legal matters.

CONTRACTUAL OBLIGATIONS

The table below summarizes our debt and contractual obligations as of December 31, 2022 (in thousands):

	Total	Less than 1 year	1-3 Years	3-5 Years	After 5 Years
Long-term debt obligations (a)	$ 97,500	$ 5,000	$ 10,000	$ 82,500	$ -
Interest on long-term debt	21,381	5,225	9,625	6,531	-
Lease liabilities	149,509	42,435	61,160	32,209	13,705
Purchase obligations (b)	41,884	41,884	-	-	-
Other long-term obligations (c)	102,423	2,523	5,046	2,524	92,330
Total contractual cash obligations	$ 412,697	$ 97,067	$ 85,831	$ 123,764	$ 106,035

(a) Represents the face value of the obligation.
(b) Purchase obligations consist of accounts payable at December 31, 2022.
(c) Other long-term obligations comprise largely excess benefit obligations.

Chemed Corporation and Subsidiary Companies

RESULTS OF OPERATIONS

2022 Versus 2021 – Consolidated Results

Set forth below are the year-to-year changes in the components of the statement of operations relating to income for 2022 versus 2021 (in thousands, except percentages):

	2022	2021	Increase/(Decrease) Percent
Service revenues and sales			
VITAS	$ 1,201,564	$ 1,261,246	(4.7)
Roto-Rooter	933,399	878,015	6.3
Total	2,134,963	2,139,261	(0.2)
Cost of services provided and goods sold	1,369,877	1,369,458	0.0
Selling, general and administrative expenses	358,727	366,727	(2.2)
Depreciation	49,102	49,011	0.2
Amortization	10,070	10,040	0.3
Other operating expenses	3,691	987	274.0
Total cost and expenses	1,791,467	1,796,223	(0.3)
Income/(loss) from operations	343,496	343,038	0.1
Interest expense	(4,584)	(1,868)	(145.4)
Other (expense)/income - net	(9,233)	9,144	(201.0)
Income before income taxes	329,679	350,314	(5.9)
Income taxes	(80,055)	(81,764)	2.1
Net income	$ 249,624	$ 268,550	(7.0)

The VITAS segment revenue is as follows (dollars in thousands):

	2022	2021
Routine homecare	$ 1,039,211	$ 1,069,766
Continuous care	77,000	94,338
Inpatient care	102,361	113,187
Other	12,438	12,142
Medicare cap adjustment	(7,868)	(6,597)
Implicit price concessions	(12,004)	(11,530)
Room and board, net	(9,574)	(10,060)
Net revenue	$ 1,201,564	$ 1,261,246

Days of care are as follows:

	Days of Care		Increase/(Decrease)
	2022	2021	Percent
Routine homecare	5,086,021	5,347,170	(4.9)
Nursing home	1,036,816	993,322	4.4
Respite	23,905	21,403	11.7
Subtotal routine homecare and respite	6,146,742	6,361,895	(3.4)
Continuous care	81,890	101,539	(19.4)
General inpatient	95,431	107,685	(11.4)
Total days of care	6,324,063	6,571,119	(3.8)

The decrease in service revenues at VITAS is comprised primarily of a 3.8% decrease in days-of-care, a 1.6% decrease in acuity mix shift offset by a 0.8% increase in geographically weighted reimbursement rates. Reimbursement rates in the year were impacted as a result of CMS reimplementing the 2% sequestration cut that was suspended at the start of the pandemic. The combination of an increase in Medicare cap and other contra revenue changes negatively impacted revenue growth by approximately 10 basis points.

The Roto-Rooter segment revenue is as follows (dollars in thousands):

	2022	2021
Drain cleaning	$ 261,606	$ 254,773
Plumbing	194,274	176,051
Excavation	222,945	215,190
Other	708	1,138
Subtotal - short term core	679,533	647,152
Water restoration	169,434	153,115
Independent Contractors	84,442	76,858
Franchisee fees	5,591	5,068
Other	16,859	15,576
Gross revenue	955,859	897,769
Implicit price concessions and credit memos	(22,460)	(19,754)
Net revenue	$ 933,399	$ 878,015

The increase in plumbing revenues for 2022 versus 2021 is attributable to a 12.4% increase in price and service mix shift offset by a 2.0% decrease in job count. The increase in drain cleaning revenues for 2022 versus 2021 is attributable to a 9.3% increase in price and service mix shift offset by a 6.6% decrease in job count. Excavation and water restoration jobs are generally sold as a result of initial calls from customers regarding drain cleaning issues. As a result, the 3.6% increase in excavation revenue and 10.7% increase in water restoration revenue are mainly a function of the number and size of drain cleaning issues we encounter on a yearly basis. Contractor operations increased 9.9%.

The consolidated gross margin excluding depreciation was 35.8% in 2022 versus 36.0% in 2021. On a segment basis, VITAS' gross margin excluding depreciation was 22.4% in 2022 and 24.4% in 2021. The decrease is related to reduced revenues and $19.6 million in expense for the licensed healthcare work retention bonus program. Roto-Rooter's gross margin excluding depreciation was 53.1% in 2022 and 52.6% in 2021. The increase is primarily due to increased revenues.

Selling, general and administrative expenses ("SG&A") for 2022 and 2021 comprise (in thousands):

	2022	2021
SG&A expenses before long-term incentive compensation, and the impact of market value adjustments related to deferred compensation trusts	$ 360,896	$ 349,250
Impact of market value adjustments related to assets held in deferred compensation trusts	(9,970)	8,310
Long-term incentive compensation	7,801	9,167
Total SG&A expenses	$ 358,727	$ 366,727

SG&A expenses before long-term incentive compensation and the impact of market value adjustments related to deferred compensation trusts for 2022 were up 3.3% when compared to 2021. This increase was a result of the increase in variable selling and general administrative expenses at Roto-Rooter, mainly advertising, and overall inflation-related cost increases, including salary at both operating units.

Other operating (income)/expense for 2022 and 2021 comprise (in thousands):

	2022	2021
Litigation settlements	$ 4,000	$ -
(Gain)/loss on disposal of property and equipment	(309)	987
Total other operating expenses	$ 3,691	$ 987

Other (expense)/income-net for 2022 and 2021 comprise (in thousands):

	2022	2021
Market value adjustments related to deferred compensation trusts	$ (9,970)	$ 8,310
Interest income	355	377
Other	382	457
Total other (expense)/income - net	$ (9,233)	$ 9,144

Our effective tax rate reconciliation is as follows:

	2022	2021
Income tax provision calculated using the statutory rate	$ 69,233	$ 73,566
State and local income taxes, less federal income tax effect	10,207	10,025
Nondeductible expenses	6,958	7,443
Excess stock compensation tax benefits	(5,928)	(9,884)
Other--net	(415)	614
Income tax provision	$ 80,055	$ 81,764
Effective tax rate	24.3 %	23.3 %

Net income for both periods include the following after-tax adjustments that increased/(reduced) after-tax earnings (in thousands):

	2022	2021
VITAS		
Licensed healthcare worker retention bonus	$ (14,647)	$ -
Litigation settlements	(2,984)	-
COVID-19 expense	(231)	(12,157)
Medicare cap sequestration adjustment	(103)	-
Facility relocation expenses	-	(1,384)
Roto-Rooter		
Amortization of reacquired franchise agreements	(6,915)	(6,915)
Direct costs related to COVID-19	(726)	(1,789)
Litigation settlements	-	72
Corporate		
Stock option expense	(22,028)	(18,879)
Long-term incentive compensation	(6,858)	(8,094)
Excess tax benefits on stock compensation	5,928	9,884
Direct costs related to COVID-19	(68)	(29)
Other	-	(166)
Total	$ (48,632)	$ (39,457)

2022 Versus 2021– Segment Results

Net income/(loss) for 2022 versus 2021 (in thousands):

	2022		2021
VITAS	$ 131,452	$	162,431
Roto-Rooter	186,120		166,333
Corporate	(67,948)		(60,214)
	$ 249,624	$	268,550

VITAS' after-tax earnings decreased due to lower revenue, a $14.6 million after-tax expense related to VITAS' licensed healthcare worker retention bonus program and a $3.0 million after-tax legal settlement expense. After-tax earnings as a percent of revenue at VITAS in 2022 was 10.9% as compared to 12.9% in 2021.

Roto-Rooter's net income was impacted in 2022 compared to 2021 primarily by higher revenue and improved labor costs. After-tax earnings as a percent of revenue at Roto-Rooter in 2022 was 19.9% as compared to 18.9% in 2021.

After-tax Corporate expenses for 2022 increased 12.8% when compared to 2021 due mainly to a $4.0 million decrease in excess tax benefits on stock compensation, a $3.1 million increase in after-tax stock option expense offset by a decrease in after-tax long-term incentive compensation of $1.2 million.

RESULTS OF OPERATIONS

2021 Versus 2020 – Consolidated Results

Set forth below are the year-to-year changes in the components of the statement of operations relating to income for 2021 versus 2020 (in thousands, except percentages):

	Favorable/(Unfavorable)	
	Amount	Percent
Service revenues and sales		
Roto-Rooter	$ 133,099	18
VITAS	(73,421)	(6)
Total	59,678	3
Cost of services provided and goods sold	8,739	1
Selling, general and administrative expenses	(36,509)	(11)
Depreciation	(2,415)	(5)
Amortization	(53)	(1)
Other operating expenses	(76,082)	(101)
Income from operations	(46,642)	(12)
Interest expense	487	21
Other income - net	479	6
Income before income taxes	(45,676)	(12)
Income taxes	(5,240)	(7)
Net income	$ (50,916)	(16)

The VITAS segment revenue is as follows (dollars in thousands):

	2021	2020
Routine homecare	$ 1,069,766	$ 1,106,358
Continuous care	94,338	136,011
Inpatient care	113,187	114,956
Other	12,142	11,164
Medicare cap adjustment	(6,597)	(6,678)
Implicit price concessions	(11,530)	(14,970)
Room and board, net	(10,060)	(12,174)
Net revenue	$ 1,261,246	$ 1,334,667

Days of care are as follows:

	Days of Care		Increase/(Decrease)
	2021	2020	Percent
Routine homecare	5,347,170	5,597,213	(4)
Nursing home	993,322	1,097,493	(9)
Respite	21,403	20,387	5
Subtotal routine homecare and respite	6,361,895	6,715,093	(5)
Continuous care	101,539	141,693	(28)
General inpatient	107,685	112,718	(4)
Total days of care	6,571,119	6,969,504	(6)

The decrease in service revenues at VITAS is comprised primarily of a 5.7% decrease in days-of-care, a 1.7% decrease in acuity mix shift offset by a 1.7% increase in geographically weighted reimbursement rates. The combination of a lower Medicare cap revenue reduction and other contra revenue changes offset a portion of the revenue decline by approximately 20 basis points.

48

The Roto-Rooter segment revenue is as follows (dollars in thousands):

	2021		2020
Drain cleaning	$ 254,773	$	218,500
Plumbing	176,051		147,326
Excavation	215,190		184,960
Other	1,138		13,537
Subtotal - short term core	647,152		564,323
Water restoration	153,115		126,378
Independent Contractors	76,858		64,727
Franchisee fees	5,068		4,893
Other	15,576		1,714
Gross revenue	897,769		762,035
Implicit price concessions and credit memos	(19,754)		(17,119)
Net revenue	$ 878,015	$	744,916

The increase in drain cleaning revenues for 2021 versus 2020 is attributable to a 10.1% increase in price and service mix shift and a 6.5% increase in job count. The increase in plumbing revenues for 2021 versus 2020 is attributable to a 10.1% increase in price and service mix shift and a 9.4% increase in job count. Excavation and water restoration jobs are generally sold as a result of initial calls from customers regarding drain cleaning issues. As a result, the 16.3% increase in excavation revenue and 21.2% increase in water restoration revenue are mainly a function of the number and size of drain cleaning issues we encounter on a yearly basis. Contractor operations increased 18.7%. The increase in job count for all service lines was driven by both residential and commercial customers.

The consolidated gross margin excluding depreciation was 36.0% in 2021 versus 33.7% in 2020. On a segment basis, VITAS' gross margin excluding depreciation was 24.4% in 2021 and 24.3% in 2020. Roto-Rooter's gross margin excluding depreciation was 52.6% in 2021 and 50.7% in 2020. The increase is primarily due to increased revenue and improved labor costs.

Selling, general and administrative expenses ("SG&A") for 2021 and 2020 comprise (in thousands):

	2021		2020
SG&A expenses before long-term incentive compensation, and the impact of market value adjustments related to deferred compensation trusts	$ 349,250	$	313,348
Long-term incentive compensation	9,167		8,937
Impact of market value adjustments related to assets held in deferred compensation trusts	8,310		7,933
Total SG&A expenses	$ 366,727	$	330,218

SG&A expenses before long-term incentive compensation and the impact of market value adjustments related to deferred compensation trusts for 2021 were up 11.5% when compared to 2020. This increase was mainly a result of the increase in variable selling and general administrative expenses at Roto-Rooter and increased variable bonus expense at Roto-Rooter caused by increased income.

Other operating (income)/expense for 2021 and 2020 comprise (in thousands):

	2021		2020
Loss on disposal of property and equipment	$ 987	$	541
CARES Act grant income	-		(80,225)
Litigation settlements	-		4,589
Total other operating expenses	$ 987	$	(75,095)

Other income-net for 2021 and 2020 comprise (in thousands):

	2021		2020
Market value gains on assets held in deferred compensation trusts	$ 8,310	$	7,933
Interest income	377		757
Other	457		(25)
Total other income	$ 9,144	$	8,665

Our effective tax rate reconciliation is as follows:

	2021		2020
Income tax provision calculated using the statutory rate	$ 73,566	$	83,158
State and local income taxes, less federal income tax effect	10,025		13,855
Excess stock compensation tax benefits	(9,884)		(26,089)
Nondeductible expenses	7,443		5,377
Other--net	614		223
Income tax provision	$ 81,764	$	76,524
Effective tax rate	23.3 %		19.3

Net income for both periods include the following after-tax adjustments that increased/(reduced) after-tax earnings (in thousands):

	2021	2020
VITAS		
COVID-19 expense	$ (12,157)	$ (26,430)
Facility relocation expenses	(1,384)	-
CARES Act grant income	-	59,848
Medicare cap sequestration adjustment	-	(462)
Roto-Rooter		
Amortization of reacquired franchise agreements	(6,915)	(6,914)
Direct costs related to COVID-19	(1,789)	(2,808)
Litigation settlements	72	(2,675)
Corporate		
Stock option expense	(18,879)	(15,700)
Excess tax benefits on stock compensation	9,884	26,089
Long-term incentive compensation	(8,094)	(7,895)
Direct costs related to COVID-19	(29)	-
Other	(166)	-
Total	$ (39,457)	$ 23,053

2021 Versus 2020 – Segment Results

Net income/(loss) for 2021 versus 2020 (in thousand):

	2021	2020
VITAS	$ 162,431	$ 238,782
Roto-Rooter	166,333	120,394
Corporate	(60,214)	(39,710)
	$ 268,550	$ 319,466

VITAS' after-tax earnings decreased primarily due to lower revenue. After-tax earnings as a percent of revenue at VITAS in 2021 was 12.9% as compared to 17.9% in 2020.

Roto-Rooter's net income was impacted in 2021 compared to 2020 primarily by higher revenue and improved labor costs. After-tax earnings as a percent of revenue at Roto-Rooter in 2021 was 18.9% as compared to 16.2% in 2020.

After-tax Corporate expenses for 2021 increased 51.6% when compared to 2020 due mainly to a $16.2 million decrease in excess tax benefits on stock compensation and a $3.2 million increase in after-tax stock option expense.

CRITICAL ACCOUNTING ESTIMATES

VITAS Revenue Implicit Price Concessions

Service revenue for VITAS is reported at the amount that reflects the ultimate consideration we expect to receive in exchange for providing patient care. These amounts are due from third-party payors, primarily government programs (Medicare and Medicaid) or commercial health insurers. Revenue is recorded at the government-mandated service level rate or the contractually agreed-upon service level rate, whichever is applicable for the patient being served. At the same time, a reduction in revenue is estimated and recorded for expected contractual adjustments. These contractual adjustments are referred to as "implicit price concessions". Implicit price concessions at VITAS are considered critical accounting estimates as they involve a significant amount of judgment by management. Over 95% of VITAS' revenue is from Medicare or Medicaid, resulting in the majority of implicit price concessions being related to Federal or state payors. The remainder of this discussion focuses on the process related to these Federal or state related implicit price concessions.

The laws and regulations governing hospice services are voluminous. Federal and state agencies, or their designated intermediaries, scrutinize hospice claims under various review initiatives to determine their validity and appropriateness. These reviews generally target specific categories of patients and are not statistically chosen. The Company has processes and procedures in place to help ensure compliance. The estimate of implicit price concessions is based on two main assumptions, as follows:

- There are a small percentage of claims that are rejected by the payor soon after billing. These claims generally contain a minor non-medical, documentation defect in the billing process. The estimated implicit price concession for this type of claim is based mainly on historical experience which is relatively consistent from year-to-year. The implicit price concession estimate relating to this assumption is not material.

- There are claims subject to the review process described above which are initially denied by the reviewer. There are many reasons that a claim may be denied including, but not limited to: defects in the non-medical documentation; a difference of opinion with respect to the medical condition of the patient; or a perceived lack of adequate medical documentation. Each denial is researched by a team of internal VITAS employees. There is a standard appeal process for any claim we believe was inappropriately denied. The appeal for these claims may take several months if not years to make it through the entire appeal process. The estimated implicit price concession for this type of claim is based on a number of key factors, including our historical success rate of appeal, settlement history for similar reviews, the types of reviews being conducted and the overall current review environment.

  Our estimate currently assumes that we ultimately do not receive consideration for approximately 25% to 30% of claims currently selected for review or expected to be selected for review. If our current estimate changes by 1%, there would be a $600,000 impact on our estimate of implicit price concessions.

Our estimates of implicit price concessions at VITAS are updated and reviewed quarterly based on the most recent facts available. Subsequent changes in facts and circumstances are recorded in the period they become known. There have been no changes to the assumptions that would significantly impact our estimate of implicit price concessions.

Insurance Accruals

For the Roto-Rooter segment and Chemed's Corporate Office, we initially self-insure for all casualty insurance claims (workers' compensation, auto liability and general liability). As a result, we closely monitor and frequently evaluate our historical claims experience to estimate the appropriate level of accrual for self-insured claims. Our third-party administrator ("TPA") processes and reviews claims on a monthly basis. Currently, our exposure on any single claim is capped at $750,000, due to stop loss insurance held with a commercial insurance carrier. In developing our estimates, we accumulate historical claims data for the previous 10 years to calculate loss development factors ("LDF") by insurance coverage type. LDFs are applied to known claims to estimate the ultimate potential liability for known and unknown claims for each open policy year. LDFs are updated annually. Because this methodology relies heavily on historical claims data, the key risk is whether the historical claims are an accurate predictor of future claims exposure. The risk also exists that certain claims have been incurred and not reported on a timely basis. To mitigate these risks, in conjunction with our TPA, we closely monitor claims to ensure timely accumulation of data and compare claims trends with the industry experience of our TPA.

For the VITAS segment, we initially self-insure for workers' compensation claims. Currently, VITAS' exposure on any single claim is capped at $1,000,000, due to stop loss insurance held with a commercial insurance carrier. For VITAS' self-insurance accruals for workers' compensation, the valuation methods used are similar to those used internally for our other business units. We are also insured for other risks with respect to professional liability with a deductible of $1,000,000.

Our casualty insurance liabilities are recorded gross before any estimated recovery for amounts exceeding our stop loss limits. Estimated recoveries from insurance carriers are recorded as accounts receivable. Claims experience adjustments to our casualty and workers' compensation accrual for the years ended December 31, 2022, 2021 and 2020, were net pretax credits of ($5,790,000), ($6,332,000), and ($4,578,000) respectively.

As an indication of the sensitivity of the accrued liability to reported claims, our analysis indicates that a 1% across-the-board increase or decrease in the amount of projected losses would increase or decrease the accrued insurance liability at December 31, 2022 by $4.6 million or 7.8%. While the amount recorded represents our best estimate of the casualty and workers' compensation insurance liability, we have calculated, based on historical claims experience, the actual loss could reasonably be expected to increase or decrease by approximately $1.0 million as of December 31, 2022.

Unaudited Consolidating Summaries and Reconciliations of Adjusted EBITDA (in thousands)

2022		VITAS		Roto-Rooter		Corporate		Chemed Consolidated
Net income/(loss)	$	131,452	$	186,120	$	(67,948)	$	249,624
Add/(deduct):								
Interest expense		172		396		4,016		4,584
Income taxes		43,000		58,695		(21,640)		80,055
Depreciation		21,955		27,075		72		49,102
Amortization		101		9,969		-		10,070
EBITDA		196,680		282,255		(85,500)		393,435
Add/(deduct):								
Intercompany interest/(expense)		(18,901)		(9,345)		28,246		-
Interest (income)/expense		(218)		(138)		1		(355)
Stock option expense		-		-		26,254		26,254
Licensed healthcare retention bonus		19,634		-		-		19,634
Long-term incentive compensation		-		-		7,801		7,801
Litigation settlement		4,000		-		-		4,000
Direct costs related to COVID-19		310		988		89		1,387
Medicare cap sequestration adjustment		138		-		-		138
Adjusted EBITDA	$	201,643	$	273,760	$	(23,109)	$	452,294

2021		VITAS		Roto-Rooter		Corporate		Chemed Consolidated
Net income/(loss)	$	162,431	$	166,333	$	(60,214)	$	268,550
Add/(deduct):								
Interest expense		160		595		1,113		1,868
Income taxes		52,426		51,420		(22,082)		81,764
Depreciation		23,114		25,816		81		49,011
Amortization		71		9,969		-		10,040
EBITDA		238,202		254,133		(81,102)		411,233
Add/(deduct):								
Intercompany interest/(expense)		(18,125)		(7,180)		25,305		-
Interest income		(253)		(124)				(377)
Stock option expense		-		-		22,502		22,502
Direct costs related to COVID-19		16,296		2,435		38		18,769
Long-term incentive compensation		-		-		9,167		9,167
Litigation settlement		-		(98)		-		(98)
Medicare cap sequestration adjustment		-		-		218		218
Adjusted EBITDA	$	236,120	$	249,166	$	(23,872)	$	461,414

2020		VITAS		Roto-Rooter		Corporate		Chemed Consolidated
Net income/(loss)	$	238,782	$	120,394	$	(39,710)	$	319,466
Add/(deduct):								
Interest expense		166		340		1,849		2,355
Income taxes		76,473		37,038		(36,987)		76,524
Depreciation		22,168		24,292		136		46,596
Amortization		71		9,916		-		9,987
EBITDA		337,660		191,980		(74,712)		454,928
Add/(deduct):								
Intercompany interest/(expense)		(19,897)		(6,256)		26,153		-
Interest income		(668)		(76)		(13)		(757)
CARES Act grant		(80,225)		-		-		(80,225)
Direct costs related to COVID-19		35,441		3,819		-		39,260
Stock option expense		-		-		18,422		18,422
Long-term incentive compensation		-		-		8,937		8,937
Litigation settlement		-		3,639		-		3,639
Medicare cap sequestration adjustment		619		-		-		619
Adjusted EBITDA	$	272,930	$	193,106	$	(21,213)	$	444,823

CHEMED CORPORATION AND SUBSIDIARY COMPANIES
RECONCILIATION OF ADJUSTED NET INCOME
(in thousands, except per share data)(unaudited)

		For the Years Ended December 31,				
		2022		2021		2020
Net income as reported	$	**249,624**	$	268,550	$	319,466
Add/(deduct) pre-tax cost of:						
Stock option expense		**26,254**		22,502		18,422
Licensed healthcare worker retention bonus		**19,634**		-		-
Amortization of reacquired franchise agreements		**9,408**		9,408		9,408
Long-term incentive compensation		**7,801**		9,167		8,937
Litigation settlements		**4,000**		(98)		3,639
COVID-19 expenses		**1,387**		18,769		39,260
Medicare cap sequestration adjustment		**138**		-		619
Facility relocation expenses		**-**		1,855		-
Other		**-**		218		-
CARES Act grant		**-**		-		(80,225)
Add/(deduct) tax impacts:						
Tax impact of the above pre-tax adjustments (1)		**(14,062)**		(12,480)		2,976
Excess tax benefits on stock compensation		**(5,928)**		(9,884)		(26,089)
Adjusted net income	$	**298,256**	$	308,007	$	296,413
Diluted Earnings Per Share As Reported						
Net income	$	**16.53**	$	16.85	$	19.48
Average number of shares outstanding		**15,099**		15,938		16,398
Adjusted Diluted Earnings Per Share						
Net income	$	**19.75**	$	19.33	$	18.08
Average number of shares outstanding		**15,099**		15,938		16,398

(1) The tax impact of pre-tax adjustments was calculated using the effective tax rate of the operating unit for which each adjustment is associated.

The "Footnotes to Financial Statements" are integral parts of this financial information.

CHEMED CORPORATION AND SUBSIDIARY COMPANIES
OPERATING STATISTICS FOR VITAS SEGMENT(unaudited)

OPERATING STATISTICS	Three Months Ended December 31, 2022	2021	Year Ended December 31, 2022	2021
Net revenue ($000)				
Homecare	$ 267,691	$ 272,949	$ 1,039,211	$ 1,069,766
Inpatient	26,647	27,291	102,361	113,187
Continuous care	19,284	20,680	77,000	94,338
Other	2,977	2,902	12,438	12,142
Subtotal	$ 316,599	$ 323,822	$ 1,231,010	$ 1,289,433
Room and board, net	(2,778)	(2,609)	(9,574)	(10,060)
Contractual allowances	(3,012)	(2,101)	(12,004)	(11,530)
Medicare cap allowance	(2,750)	(3,000)	(7,868)	(6,597)
Total	$ 308,059	$ 316,112	$ 1,201,564	$ 1,261,246
Net revenue as a percent of total before Medicare cap allowance				
Homecare	84.6%	84.3%	84.4%	83.0%
Inpatient	8.4	8.4	8.3	8.8
Continuous care	6.1	6.4	6.3	7.3
Other	0.9	0.9	1.0	0.9
Subtotal	100.0	100.0	100.0	100.0
Room and board, net	(0.9)	(0.9)	(0.8)	(0.8)
Contractual allowances	(0.9)	(0.6)	(1.0)	(0.9)
Medicare cap allowance	(0.9)	(0.9)	(0.6)	(0.5)
Total	97.3%	97.6%	97.6%	97.8%
Days of Care				
Homecare	1,289,067	1,338,955	5,086,021	5,347,170
Nursing home	264,895	257,416	1,036,816	993,322
Respite	5,807	5,894	23,905	21,403
Subtotal routine homecare and respite	1,559,769	1,602,265	6,146,742	6,361,895
Inpatient	24,254	25,556	95,431	107,685
Continuous care	19,909	22,154	81,890	101,539
Total	1,603,932	1,649,975	6,324,063	6,571,119
Number of days in relevant time period	92	92	365	365
Average daily census ("ADC") (days)				
Homecare	14,012	14,554	13,934	14,649
Nursing home	2,879	2,798	2,841	2,721
Respite	63	64	65	59
Subtotal routine homecare and respite	16,954	17,416	16,840	17,429
Inpatient	264	278	261	295
Continuous care	216	241	224	279
Total	17,434	17,935	17,325	18,003
Total Admissions	14,829	16,250	60,774	68,823
Total Discharges	14,862	16,684	60,930	69,411
Average length of stay (days)	103.9	97.9	104.6	95.7
Median length of stay (days)	16.0	15.0	16.0	13.0
ADC by major diagnosis				
Cerebro	41.0%	36.5%	39.8%	36.7%
Neurological	20.3	23.0	21.2	22.6
Cancer	10.7	11.5	10.9	11.9
Cardio	15.7	15.6	15.7	15.5
Respiratory	7.2	7.5	7.3	7.5
Other	5.1	5.9	5.1	5.8
Total	100.0%	100.0%	100.0%	100.0%
Admissions by major diagnosis				
Cerebro	25.6%	22.5%	24.6%	21.5%
Neurological	11.0	12.7	12.3	12.3
Cancer	26.7	26.6	26.3	26.9
Cardio	15.3	14.8	14.9	14.5
Respiratory	10.5	11.0	10.3	10.9
Other	10.9	12.4	11.6	13.9
Total	100.0%	100.0%	100.0%	100.0%
Bad debt expense as a percent of revenues	1.0%	0.7%	1.0%	0.9%
Accounts receivable --Days of revenue outstanding- excluding unapplied Medicare payments	38.1	33.8	N.A.	N.A.
Accounts receivable--Days of revenue outstanding- including unapplied Medicare payments	28.0	28.1	N.A.	N.A.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 REGARDING FORWARD-LOOKING INFORMATION

In addition to historical information, this report contains forward-looking statements and performance trends that are based upon assumptions subject to certain known and unknown risks, uncertainties, contingencies and other factors. Such forward-looking statements and trends include, but are not limited to, the impact of laws and regulations on our operations, our estimate of future effective income tax rates and the recoverability of deferred tax assets. Variances in any or all of the risks, uncertainties, contingencies, and other factors from our assumptions could cause actual results to differ materially from these forward-looking statements and trends. Our ability to deal with the unknown outcomes of these events, many of which are beyond our control, may affect the reliability of our projections and other financial matters.

Comparative Stock Performance

The graph below compares the yearly percentage change in the Company's cumulative total stockholder return on Capital Stock (as measured by dividing (i) the sum of (A) the cumulative amount of dividends for the period December 31, 2017, to December 31, 2022, assuming dividend reinvestment, and (B) the difference between the Company's share price at December 31, 2017 and December 31, 2022; by (ii) the share price at December 31, 2017) with the cumulative total return, assuming reinvestment of dividends, of the (1) S&P 500 Stock Index and (2) Dow Jones Industrial Diversified Index.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2022
250.00
200.00
150.00
100.00
50.00
0.00
2017
2018
2019
2020
2021
2022
Chemed Corporation
S&P 500 Index - Total Return
Dow Jones Diversified Industrials Index

December 31	2017	2018	2019	2020	2021	2022
Chemed Corporation	100.00	117.01	182.05	221.36	220.52	213.38
S&P 500	100.00	95.62	125.72	148.85	191.58	156.88
Dow Jones Diversified Industrials	100.00	74.92	95.07	106.89	117.57	108.01

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Corporate Officers and Directors

Corporate Officers

Kevin J. McNamara
President and Chief Executive Officer

David P. Williams
Executive Vice President and Chief Financial Officer

Spencer S. Lee
Executive Vice President

Nicholas M. Westfall
Executive Vice President

Brian C. Judkins
Vice President, Secretary and Chief Legal Officer

Michael D. Witzeman
Vice President and Controller

Lisa A. Reinhard
Vice President, Chief Administrative Officer and Secretary

Holley R. Schmidt
Vice President and Assistant Controller

Thomas C. Hutton
Vice President

Gregory A. Zarick
Vice President

Nathan J. McNamara
Vice President

Directors

Kevin J. McNamara
President and Chief Executive Officer,
Chemed Corporation

Ron DeLyons [1]
Managing Member and Chief Executive Officer,
Creekwood Energy Partners, LLC

Joel F. Gemunder [3]
Former President and Chief Executive Officer,
Omnicare, Inc. (retired)

Patrick P. Grace [1*, 3*]
President and Chief Executive Officer,
Grace Institute Foundation

Christopher J. Heaney [2]
Former President and Chief Executive Officer,
Service America Systems, Inc.

Thomas C. Hutton
Vice President,
Chemed Corporation

Andrea R. Lindell [2]
Dean, School of Nursing,
Vice-Provost, College of Health Sciences,
Walden University

John M. Mount Jr. [1]
North America Sports and Entertainment
Marketing Team Lead,
The Coca-Cola Company

Thomas P. Rice [1]
General Manager and Partner,
Columbia Investments LLC
(investment company)

George J. Walsh III [2*, 3]
Partner, Thompson Hine LLP
(law firm, New York, New York);
Chairman of the Board of Directors,
Chemed Corporation

1) Audit Committee
2) Compensation/Incentive Committee
3) Nominating Committee
* Committee Chairman

Corporate Information

Corporate Headquarters

Chemed Corporation
255 East Fifth Street
Suite 2600
Cincinnati, Ohio 45202-4726 513-762-6690
www.chemed.com

Transfer Agent & Registrar

Individuals of record needing address changes, account balances, account consolidations, replacement of lost certificates or lost checks, dividend reinvestment plan statements or cost-basis data, 1099s, or assistance with other administrative matters relating to their Chemed Capital Stock should direct their inquiries to:

Equiniti Trust Company, Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: 800-468-9716 (toll-free)
Website: www.shareowneronline.com

All questions relating to the administration of Chemed stock must be handled by Equiniti Trust Company.

Dividend Reinvestment Plan for Holders of 25 or More Shares

The Chemed Automatic Dividend Reinvestment Plan is available to shareholders of record owning a minimum of 25 shares of Chemed Capital Stock. A plan brochure, including fee schedule, and enrollment information are available from the Dividend Reinvestment Agent, Equiniti Trust Company, at the address listed above.

Number of Shareholders

The approximate number of shareholders of record of Chemed Capital Stock was 1,310 on December 31, 2022. (This number does not include shareholders with shares held under beneficial ownership or within clearinghouse positions of brokerage firms and banks.)

Corporate Inquiries

Annual reports, press releases, corporate governance guidelines, Board committee charters, Policies on Business Ethics, the Annual Report on Form 10-K, and other printed materials may be obtained from Chemed Investor Relations without charge. Printed materials may also be viewed and downloaded from Chemed's Web site at www.chemed.com.

Independent Accountants

PricewaterhouseCoopers LLP
Cincinnati, Ohio 45202

Stock Exchange Listings

Chemed Capital Stock is listed on the New York Stock Exchange under the ticker symbol CHE.

Capital Stock & Dividend Data

The high and low closing prices for Chemed Capital Stock and dividends per share paid by quarter follow:

	Closing		Dividends Paid
	High	Low	
2021			
First Quarter	$556.02	$420.53	0.34
Second Quarter	502.91	459.25	0.34
Third Quarter	485.71	451.98	0.36
Fourth Quarter	536.14	407.54	0.36
2022			
First Quarter	$530.72	$445.46	0.36
Second Quarter	525.39	434.82	0.36
Third Quarter	528.72	435.57	0.38
Fourth Quarter	525.89	430.16	0.38

CHEMED CORPORATION

255 East Fifth Street
Suite 2600
Cincinnati, Ohio 45202-4726

VISIT OUR WEBSITES:



www.chemed.com



www.vitas.com



www.rotorooter.com

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